
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

ZCNSE C/T1/88/11


03007458

SEC File No: 82-3622

7 February 2003


SEC MAIL PROCESSING
RECEIVED
FEB 14 2003
WASH. D.C. 181 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Encs.

dlw 3/19

/Announcement/Submission to SEC/CT/at

SEC File No: 82-3622

MASNET No. 25 OF 31.01.2003
Announcement No. 25

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Shyong
Date of notice to company:	30/01/2003
Date of change of shareholding:	01/11/2002
Name of registered holder:	Lim Shyong
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Loyalty Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	60
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	54,700
No. of shares held after the transaction: **% of issued share capital:**	54,760

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,490	54,700
No. of shares held after the transaction: **% of issued share capital:**	1,540	54,760
Total shares:	1,540	54,760

The change in the number of shares in the deemed interest is due to the grant of 50 loyalty shares to Mdm Hou Yu Jiat, spouse of Mr Lim Shyong.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 59 OF 06.02.2003
Announcement No. 59

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	06/02/2003
Date of change of interest:	04/02/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: Please specify details:	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: % of issued share capital:	45,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.31000
No. of shares held before the transaction: % of issued share capital:	
No. of shares held after the transaction: % of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,487,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,532,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	3,532,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 18 OF 06.02.2003
Announcement No. 18

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	05/02/2003
Date of change of interest:	05/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(558,000)
% of issued share capital:	0.0031
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3564
No. of shares held before the transaction:	498,955,411
% of issued share capital:	2.7991
No. of shares held after the transaction:	498,397,411
% of issued share capital:	2.7959

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,067,566,873	
% of issued share capital:	5.9889	
No. of shares held after the transaction:	1,067,008,873	
% of issued share capital:	5.9857	
Total shares:	1,067,008,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 06/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 64 OF 05.02.2003
Announcement No. 80

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	05/02/2003
Date of change of interest:	30/01/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	27,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.32000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	3,460,000	11,971,746,896
% of issued share capital:	0.02	67.16
No. of shares held after the transaction:	3,487,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	3,487,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2003, the date of receipt of the notice, to the SGX

MASNET No. 63 OF 05.02.2003
Announcement No. 79

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	05/02/2003
Date of change of interest:	29/01/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Securities Lending/Borrowing Transaction

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(3,150,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	6,610,000	11,971,746,896
% of issued share capital:	0.04	67.16
No. of shares held after the transaction:	3,460,000	11,971,746,896
% of issued share capital:	0.02	67.16
Total shares:	3,460,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/02/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 26 OF 05.02.2003
Announcement No. 42

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	04/02/2003
Date of change of interest:	04/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	5,382,000
% of issued share capital:	0.0302
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.310
No. of shares held before the transaction:	493,573,411
% of issued share capital:	2.7689
No. of shares held after the transaction:	498,955,411
% of issued share capital:	2.7991

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,062,184,873	
% of issued share capital:	5.9587	
No. of shares held after the transaction:	1,067,566,873	
% of issued share capital:	5.9889	
Total shares:	1,067,566,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 05/02/2003, the date of receipt of notice, to the SGX

SEC File No: 82-3622

MASNET No. 25 OF 05.02.2003
Announcement No. 41

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	04/02/2003
Date of change of interest:	04/02/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(2,270,000)
% of issued share capital:	0.0127
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	495,843,411
% of issued share capital:	2.7816
No. of shares held after the transaction:	493,573,411
% of issued share capital:	2.7689

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,064,454,873	
% of issued share capital:	5.9714	
No. of shares held after the transaction:	1,062,184,873	
% of issued share capital:	5.9587	
Total shares:	1,062,184,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 05/02/2003, the date of receipt of notice, to the SGX

MASNET No. 24 OF 05.02.2003
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	04/02/2003
Date of change of interest:	04/02/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from an existing client account.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(6,996,240)
% of issued share capital:	0.0392
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	467,936,291
% of issued share capital:	2.625
No. of shares held after the transaction:	460,940,051
% of issued share capital:	2.5858

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,071,451,113	
% of issued share capital:	6.0107	
No. of shares held after the transaction:	1,064,454,873	
% of issued share capital:	5.9714	
Total shares:	1,064,454,873	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan, Company Secretary on 05/02/2003, the date of receipt of notice, to the SGX

SEC File No: 82-3622

MASNET No. 6 OF 31.01.2003
Announcement No. 6

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	31/01/2003
Date of change of interest:	24/01/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(55,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.36000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	6,665,000	11,971,746,896
% of issued share capital:	0.04	67.16
No. of shares held after change:	6,610,000	11,971,746,896
% of issued share capital:	0.04	67.16
Total shares:	6,610,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 31/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 40 OF 30.01.2003
Announcement No. 40

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/01/2003
Date of change of interest:	24/01/2003
Name of registered holder:	CDP : Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(35,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.36000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	6,700,000	11,971,746,896
% of issued share capital:	0.04	67.16
No. of shares held after change:	6,665,000	11,971,746,896
% of issued share capital:	0.04	67.16
Total shares:	6,665,000	11,971,746,896

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/01/2003, the date of receipt of the notice, to the SGX

MASNET No. 7 OF 30.01.2003
Announcement No: 7

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	29/01/2003
Date of change of interest:	29/01/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	2,315,000
% of issued share capital:	0.013
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3283
No. of shares held before the transaction:	493,528,411
% of issued share capital:	2.7686
No. of shares held after the transaction:	495,843,411
% of issued share capital:	2.7816

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,069,136,113	
% of issued share capital:	5.9977	
No. of shares held after the transaction:	1,071,451,113	
% of issued share capital:	6.0107	
Total shares:	1,071,451,113	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/01/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 13 OF 30.01.2003
Announcement No. 13

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel's regional mobile subscriber base exceeds 32 million

Attached is a news release made by Singapore Telecommunications Limited on the above.



Release30Jan03.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 30/01/2003 to the SGX

SEC File No: 82-3622



News Release

SingTel's regional mobile subscriber base exceeds 32 million

Strong year-on-year growth of 64 per cent

Singapore, 30 January 2003 – Singapore Telecommunications Limited (SingTel) today announced that its aggregate mobile subscriber base in the Asia Pacific region has exceeded 32 million.

As at 31 December 2002, the combined mobile subscribers of SingTel (Singapore), SingTel Optus (Australia), Advanced Info Service (Thailand), Bharti Group (India), Globe Telecom (Philippines) and Telkomsel (Indonesia) stood at 32.1 million, an increase of 64 per cent compared to the combined base of 19.6 million a year before.

SingTel's associates in the region continued to record strong growth in customer numbers. On a proportionate basis, SingTel's regional mobile subscriber base as at 31 December 2002 was 13.1 million, a year-on-year increase of 47 per cent[1].

Highlights

Singapore

- SingTel's mobile subscriber base increased to 1.56 million as at 31 December 2002. This represents an 11 per cent increase from a year ago.
- SingTel saw a three-fold jump in MMS traffic in December 2002 compared to the preceding months. In November last year, Singapore became the first country in the world to have inter-operator MMS.
- SingTel has recently launched an extensive campaign, branded *IDEAS,* to promote the use of data services and applications on a variety of platforms including its mobile networks.

Australia

- Optus' mobile subscriber base increased by 196,000 subscribers or 4.5 per cent for the quarter to 4.54 million as at 31 December 2002, capturing about 34 per cent of the Australian mobile market.
- This represents a 12 per cent increase in subscribers from a year ago.
- Optus continues to win new corporate and business mobile customers. During the quarter, Optus reinforced its focus on the business sector by creating a new unit to focus on the telecommunications needs of small and medium sized businesses.

---

[1]SingTel had a 22.28 per cent stake in Telkomsel as at 31 December 2001. This stake was increased to 35 per cent in July 2002

SEC File No: 82-3622



Regional markets

The aggregate subscriber base of SingTel's four regional mobile associates[2] increased to 26 million as at 31 December 2002, an annual growth of 85 per cent.

India

Bharti enjoyed a 150 per cent year-on-year growth rate and retained its position as India's largest mobile service provider with 2.77 million mobile subscribers, which represent a 27 per cent market share. This was achieved in an extraordinarily competitive marketplace which saw two mobile operators launching and expanding their mobile services in various regions within India.

Bharti has launched Local Direct Dial (LDD) in almost all areas where it offers mobile services. LDD allows Bharti's customers to call roamers who are logged on to Bharti's network without incurring international call charges. SingTel became the first in the world to introduce the innovative LDD service in June 2001.

Indonesia

At the end of December 2002, Telkomsel had 6.01 million customers and is the leader with approximately 52 per cent market share. Its customer base grew by 85 per cent compared to a year ago when it had 3.3 million customers.

Telkomsel's strong growth was the result of a rapid increase in the number of prepaid 'simPATI' customers, which soared to 5 million in December 2002 against 2.4 million a year ago.

Philippines

Globe Telecom registered another quarter of strong growth and remains a very strong player in the Philippine market. Mobile subscribers stood at more than 6.57 million at the end of December 2002, with a year-on-year growth of 43 per cent.

During the quarter under review, Globe introduced a new Hi-Memory SIM which allows its subscribers to store a larger amount of messages and contact details in the SIM card.

SEC File No: 82-3622



Thailand

AIS remains Thailand's largest mobile operator with 10.7 million subscribers as at 31 December 2002. Year-on-year growth was 105 per cent.

AIS maintained a dominant market share of over 60 per cent despite fierce competition in the Thai cellular market which saw the entry of two new operators last year.

In October 2002, AIS successfully raised a 5-year bond amounting to 5 billion Baht.

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly owned subsidiary SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

SEC File No: 82-3622

MASNET No. 1 OF 07.02.2003
Announcement No. 1

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2002 - NEWS RELEASE

Attached is the news release on Singapore Telecommunications Limited Group's results for the quarter ended 31 December 2002.


Release 07Feb2003.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/02/2003 to the SGX

SEC File No: 82-3622

SingTel

News Release

The SingTel Group's results for the quarter ended 31 December 2002

SingTel Optus records quarterly profit of A$22 million
Contributions from associates and joint ventures triple to S$208 million

Singapore, 7 February 2003 – Singapore Telecommunications Limited (SingTel) today announced its results for the quarter ended 31 December 2002. Unless otherwise indicated, comparisons in this news release are against the quarter ended 31 December 2001.

Group results

	Dec 2002 (S$ million)	Dec 2001 (S$ million)	Year-on-Year % Change
Operating revenue	2,606	2,380	9.5
Operational EBITDA	941	860	9.4
EBITDA[1]	1,233	1,013	22
Net profit after tax (pre-goodwill)	461	426	8.4
Net profit after tax	296	290	2.0

The Group's profit after tax and before goodwill for the quarter was S$461 million, an increase of 8.4 per cent compared to the same quarter a year ago. Post goodwill, earnings rose 2.0 per cent to S$296 million.

A key highlight of the quarter's results is the continuing trend of performance improvements at SingTel Optus. For the quarter, Optus achieved an important milestone by turning in a net profit of A$22 million and a net cash surplus of A$64 million. The Group now expects Optus to be cash flow positive in the current financial year, one year ahead of previous guidance.

The strong performance by Optus contributed to the Group's improvement in its operating revenue (+9.5 per cent) and operational EBITDA (+9.4 per cent) for the quarter to S$2.61 billion and S$941 million respectively. Margins were maintained at 36 per cent.

The Group also continued to reap the benefits of its overseas investment strategy. Pre-tax profit contributions from associated and joint venture companies tripled and helped the Group's EBITDA increase 22 per cent to S$1.23 billion. On a proportionate basis[2], operations outside Singapore accounted for two thirds of the Group's enlarged revenue and 54 per cent of enlarged EBITDA.

[1] Earnings before interest, tax, depreciation and amortisation. Includes IDA compensation and share of results from associated and joint venture companies.
[2] Based on operating revenue of associated and joint venture companies multiplied by SingTel's effective ownership interest.


SingTel

Mr Lee Hsien Yang, SingTel President and CEO, said: “At the beginning of this financial year, we set very clear targets for the Group, aiming to maximise cash flow generation in Singapore, improve margins at Optus and drive strong growth in our regional mobile business.

“I am happy to report that our results today demonstrate the success of our regional expansion strategy. They show that we are on track to meet our targets and remain well positioned for above average growth, despite a slower than expected economic recovery in Singapore. We continued to generate free cash flow and have reduced our debt.

“Our results in Australia and the strong performance of our other overseas investments mean that we have significantly reduced our dependency on our Singapore operations to maintain earnings growth.

“We are particularly encouraged by the performance of Optus which has continued its strong turnaround and is now profitable. The economic outlook for Australia – our largest geographical market in terms of revenue – also remains robust.

“SingTel’s regional mobile associates have also delivered spectacular results this quarter with strong subscriber growth, increased revenues, margin expansion and, ultimately, a higher share of earnings for the Group. Importantly, our associates are also contributing to our cash flow by paying meaningful dividends.”

Operating results in Singapore

In Singapore, the sluggish economy and price competition in the international voice and data markets continued to affect SingTel’s top line performance. Operating revenue for the three months ended December 2002 was S$1.17 billion, a 3.3 per cent decline.

SingTel achieved an operational EBITDA margin of 50 per cent due to its commitment to disciplined cost management in a difficult operating environment. Excluding the impact of the IPACS[3] acquisition by National Computer Systems, the margin would have been 51 per cent.

For the quarter, revenue from **data and Internet** services remained the largest revenue stream at S$288 million or 26 per cent of total SingTel revenue. However, the effect of excess bandwidth supply on prices drove overall data revenue down by 7.8 per cent.

Revenue from local leased circuits was stable at S$94 million while revenue from Internet services rose 6.0 per cent to S$76 million. SingTel doubled its number of broadband users to 129,000, increasing its market share in Singapore to 56 per cent.

During the quarter, C2C concluded new sales contracts amounting to US$27 million. The contracts were signed with mainly Asian carriers including the Communications Authority of Thailand.

[3] In October 2002, NCS acquired a 51 per cent stake in IPACS, an IT services provider in China.



Revenue from **mobile communications**[4] services remained stable at S$231 million for the quarter. Cellular revenue rose 4.9 per cent as the number of subscribers jumped 11 per cent year-on-year to 1.56 million. Postpaid ARPU was S$70 while monthly postpaid churn was maintained at a healthy 1.6 per cent. Mobile data contributed 13 per cent of cellular revenue, up from 8.8 per cent, following a 55 per cent growth in SMS traffic.

International telephone revenue for the quarter was S$206 million, a 20 per cent decline. This was due to a combination of factors -- economic conditions, erosion of market share and lower inpayment revenues.

IT and Engineering services overtook national telephony to become the fourth largest revenue stream for SingTel. Revenue from this segment increased 46 per cent to S$157 million as SingTel further expanded its IT service business in China through IPACS. Excluding the impact of IPACS, IT revenue growth was still a strong 22 per cent.

Cost management continued to be a key focus for SingTel. For the quarter, operating expenses, excluding IPACS, fell 1.7 per cent. Staff costs and traffic expenses were lower by 7.8 per cent and 16 per cent respectively. These were offset by increases in selling and administrative expenses, repair and maintenance costs and costs of sales.

SingTel's capital expenditure, on an accrual basis, was reduced by 56 per cent to S$309 million for the three months. Excluding C2C, capital expenditure was similar to last year. For the year as a whole, SingTel expects capital expenditure to be comfortably within the S$700 million guidance given at the first half (including the impact of C2C).

SingTel has a strong track record of free cash flow generation. For the nine months to 31 December 2002, operating cash before interest was S$1.64 billion, including S$270 million of dividends from associates. SingTel's free cash flow[5] year-to-date amounted to S$954 million.

Operating results in Australia[6]

Optus Chief Executive, Mr Chris Anderson, said the third quarter results showed Optus performing well across the board.

"We have strong revenue growth, margin growth and market share growth. For three quarters in a row, Optus has achieved double-digit growth," Mr Anderson said. "Optus is in the black for this quarter with an after tax profit of A$22 million – a turnaround of A$61 million compared to the same quarter last year."

Operating revenue for the quarter was up 16 per cent to A$1.45 billion while operational EBITDA rose 44 per cent to A$358 million. The strong focus on cost management resulted in EBITDA margins expanding for a third successive quarter to 25 per cent.

---

[4] Includes cellular, paging, aeronautical and maritime services.
[5] Cash flow from operating activities less cash capex. Includes impact of C2C.
[6] According to Singapore GAAP

SEC File No: 82-3622



"Our Consumer & Multimedia division also delivered a positive quarterly EBITDA of A$14 million," Mr Anderson said.

"Now that we've settled the Optus/Foxtel content deal, the nation has a sustainable PayTV industry, we have a viable consumer business and Australians have choice and competition.

"Over the last year, we have remained focused on managing cash and costs. We are now reaping the reward for those efforts," Mr Anderson said.

For the first nine months, Optus generated a strong cash flow of A$968 million from operations, an increase of 123 per cent. Cash capital expenditure fell 51 per cent to A$645 million for the year to date. The company's cash capital expenditure-to-revenue ratio is tracking below 20 per cent. After cash capital expenditure and interest payments, Optus generated a positive cash flow for the nine months of A$102 million.

Optus Mobile continued to deliver profitable growth, increasing its revenue for the third quarter by 18 per cent, with margins at 36 per cent. Mobile subscribers grew 12 per cent to 4.5 million.

Optus increased the value of its customers with ARPU for both prepaid and postpaid customers growing -- post-paid ARPU rose 6 per cent while pre-paid ARPU rose 10 per cent. Optus also saw a 58 per cent increase in SMS volumes. Mobile data services accounted for 10 per cent of overall revenue.

Optus Business recorded revenue growth of 19 per cent. It grew data and IP services by 23 per cent and its corporate voice services by 29 per cent. The division expects to launch Optus' C1 satellite in the first quarter of the next financial year. Optus will then record launch revenues for the Defence payload.

Optus Wholesale reported revenue declines in line with expectations given a tough environment. The general wholesale market continues to suffer from capacity oversupply and downward pressure on prices.

Consumer & Multimedia delivered strong and sustainable gains to post a quarterly EBITDA of A$14 million, a significant milestone. The division achieved a 25 per cent increase in revenue to A$340 million for the quarter while at the same time reducing its capital expenditure by 58 per cent for the nine months. Broadband ARPU was up 4 per cent and dial-up revenue increased by 28 per cent. Cable modem customers rose 69 per cent to 85,000, while there was a 29 per cent increase in the number of dial-up customers to 464,000.

Associates and joint ventures

SingTel's overseas investments again made a significant contribution to the Group's results for the quarter. Its share of earnings from associates and joint ventures increased by 203 per cent to S$208 million.



Telkomsel, which was equity accounted for from January 2002, contributed S$85 million. There were also pre-tax contributions of S$49 million and S$58 million from Advanced Info Service (AIS) (+64 per cent) and Belgacom (+15 per cent) respectively.

Telkomsel, Indonesia's leading cellular operator, saw its subscriber base jump 85 per cent to 6.0 million as at 31 December 2002. In Thailand, AIS maintained market leadership with a 105 per cent increase in its subscriber base to 10.7 million.

Belgacom's net profit increased due to higher margins from its data business and lower operating expenses.

The Group received cash dividends amounting to S$170 million during the quarter including S$140 million and S$28 million from Belgacom and Telkomsel respectively. This was in addition to S$100 million received in the first half.

The Group's aggregate mobile subscriber base in the Asia Pacific jumped 64 per cent year-on-year to 32.1 million as at 31 December 2002. The average EBITDA margin of AIS, Bharti, Globe Telecom and Telkomsel improved from 37 per cent a year ago to 50 per cent for the quarter.

SingTel's regional mobile associates are leaders in their respective markets and enjoy healthy margins. As a strategic investor, SingTel shares its operational expertise across the group. SingTel, with its associates, is able to leverage the size of the total subscriber base in the region (the largest outside China and Japan) in negotiations with suppliers to lower costs.

Financial position

The Group is making good progress towards the leverage commitments it made at the time of its global bond offering a year ago. Free cash flow[7] generated during the quarter was S$521 million. After interest payments, monetisation of investments and exchange rate movements, net debt decreased by S$556 million from a quarter ago to S$10.1 billion. This gives a net debt to annualised EBITDA ratio of two times. Net gearing improved to 40 per cent.

Please refer to the Group's Management Discussion and Analysis document for more details on the results.

~~~~~~~~~~~~~

[7] Cash flow from operating activities less cash capex.
~~~~~~~~~~~~~


RECEIVED
FEB 1 4 2003
181

SEC File No: 82-3622

MASNET No. 2 OF 07.02.2003
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2002 - MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Attached is the Management Discussion and Analysis of Unaudited Financial Condition and Results of Operations for the nine months ended 31 December 2002 for Singapore Telecommunications Limited and its subsidiary companies.



MDA 07Feb2003.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 07/02/2003 to the SGX

SEC File No: 82-3622



Singapore Telecommunications Limited
And Subsidiary Companies

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

Singapore Telecommunications Ltd And Subsidiary Companies

Table Of Contents

SECTION I : GROUP

FINANCIAL HIGHLIGHTS
FOR QUARTER ENDED 31 DECEMBER 2002

- Operating revenue increased by 9.5% from a year ago
- Optus delivered strong performance, recording a quarterly profit and positive cashflow
- Group operational EBITDA margin maintained at 36%
- Strong growth in earnings from associated and joint venture companies
- EBITDA increased by 22%

	Quarter			Nine Months		
	31 Dec 2002 S$ m	31 Dec 2001 S$ m	YOY Chge %	31 Dec 2002 S$ m	31 Dec 2001 S$ m	YOY Chge %
Operating revenue	2,606	2,380	9.5	7,530	4,875	54.4
Operational EBITDA	941	860	9.4	2,791	2,202	26.7
Operational EBITDA margin	*36.1%*	*36.2%*		*37.1%*	*45.2%*	
Share of associates' earnings	208	69	203.4	757	241	213.8
- ordinary operations	203	69	196.2	523	241	116.7
- exceptional items	5	-	nm	234	-	nm
EBITDA	1,233	1,013	21.7	3,801	2,696	41.0
Net profit (before goodwill)	461	426	8.4	1,572	1,634	-3.8
Net profit	296	290	2.0	1,088	1,449	-24.9

	As at		
	31 Dec 2002	30 Sep 2002	31 Mar 2002
Total assets	33,325	34,043	35,157
Shareholders' funds	14,846	14,546	14,579
Net debt [(1)]	10,059	10,615	9,862
Net debt gearing ratio [(2)]	*39.8%*	*41.5%*	*39.6%*
Net debt to EBITDA [(3)]	*2.0x*	*2.2x*	*2.7x*
Interest cover:			
- EBITDA/net interest expense [(4)]	*9.8x*	*9.9x*	*23.7x*

Notes:
(1) Net debt is defined as gross debt less cash and bank balances adjusted for related hedged balances.
(2) Net debt gearing is defined as the ratio of net debt to net capitalisation. Net capitalisation is the aggregate of net debt, shareholders' funds and minority interests.
(3) Net debt to EBITDA ratio is defined as net debt to annualised EBITDA (excluding exceptional items).
(4) Net interest refers to interest expense less interest income.

SEC File No: 82-3622

SECTION I : GROUP

GROUP SUMMARY INCOME STATEMENTS
For The Nine Months Ended 31 December 2002

	Quarter 31 Dec					Nine Months 31 Dec		
	2002 SingTel S$ m	2002 Optus S$ m	2002 Group S$ m	2001 Group S$ m	YOY Chge %	2002 Group S$ m	2001 [1] Group S$ m	YOY Chge %
Operating revenue	**1,171**	**1,435**	**2,606**	**2,380**	**9.5**	**7,530**	**4,875**	**54.4**
Operating expenses	(596)	(1,091)	(1,687)	(1,517)	11.2	(4,783)	(2,690)	77.8
	575	344	919	863	6.5	2,747	2,185	25.7
Other income	12	10	22	(2)	nm	45	17	160.2
Operational EBITDA	**587**	**354**	**941**	**860**	**9.4**	**2,791**	**2,202**	**26.7**
- EBITDA margin	***50.1%***	***24.7%***	***36.1%***	***36.2%***		***37.1%***	***45.2%***	
Compensation from IDA	84	-	84	84	-	253	253	-
Share of results of associated & joint venture companies								
- ordinary operations	193	10	203	69	196.2	523	241	116.7
- exceptional items	5	-	5	-	nm	234	-	nm
	198	10	208	69	203.4	757	241	213.8
EBITDA	**869**	**364**	**1,233**	**1,013**	**21.7**	**3,801**	**2,696**	**41.0**
Depreciation & amortisation (excl goodwill)	(186)	(260)	(446)	(361)	23.5	(1,290)	(656)	96.8
Amortisation of goodwill	(165)	(1)	(165)	(135)	22.2	(484)	(185)	161.7
Earnings before interest & income tax (EBIT)	**518**	**103**	**622**	**517**	**20.3**	**2,027**	**1,856**	**9.2**
Net finance (expense)/ income	(56)	(56)	(112)	(93)	20.4	(394)	9	nm
Profit before exceptional items	**462**	**47**	**510**	**424**	**20.3**	**1,633**	**1,865**	**-12.4**
Exceptional items	(26)	-	(26)	10	nm	(101)	42	nm
Profit before tax	**436**	**47**	**484**	**434**	**11.4**	**1,532**	**1,907**	**-19.6**
Taxation	(182)	(25)	(207)	(145)	42.9	(479)	(454)	5.3
Profit after tax	**254**	**22**	**277**	**289**	**-4.3**	**1,054**	**1,452**	**-27.5**
Minority interests	19	-	19	1	@	34	(3)	nm
Profit attributable to shareholders	**274**	**22**	**296**	**290**	**2.0**	**1,088**	**1,449**	**-24.9**
Net profit (before goodwill)	**438**	**23**	**461**	**426**	**8.4**	**1,572**	**1,634**	**-3.8**

@ denotes more than 500%

Earnings per share (cents)								
- before goodwill			2.59	2.39	8.4	8.82	9.99	-11.7
- after goodwill			1.66	1.63	1.8	6.10	8.86	-31.2

Notes:
(1) Included Optus financials from 1 October 2001 only.
(2) Numbers in all tables may not exactly add due to rounding.
(3) Certain comparatives had been reclassified to conform to current period's presentation.

SECTION I : GROUP

REVIEW OF GROUP OPERATING PERFORMANCE

The SingTel Group completed its acquisition of shares in Optus in October 2001. As a result, the Group's consolidated performance in the nine months ended 31 December 2002 recorded significant increases in operating revenue, operating expenses and EBITDA (earnings before interest, tax, depreciation and amortisation).

In the quarter ended 31 December 2002, the Group's operating revenue registered a strong increase of 9.5% compared to the same quarter last year. Optus recorded a strong 23% increase in operating revenue in Singapore dollar terms (16% in Australian dollar terms), with significant growth in Mobile Communications and Sale of Equipment. This was offset by a 3.3% decline in operating revenue by SingTel (ex-Optus), as International Telephone revenue continued to decline due to intense competition and soft economic conditions.

The operational EBITDA margin of the Group remained above 36%. Optus' margin improved to 24.7% in the third quarter from 19.9% a year ago, while SingTel's margin declined to 50.1% from 51.8% a year ago.

The Group's EBITDA improved 22% in the third quarter compared to the same quarter last year as its share of earnings from associated and joint venture companies rose a steep 203%. This significant increase was largely due to Telkomsel, which was equity accounted for from January 2002, and strong growth in contributions from AIS and Belgacom. Optus contributed 30% to the Group's EBITDA in the third quarter.

The Group's profit after tax in the third quarter amounted to S$296 million, a gain of 2.0%. Excluding the effect of goodwill amortisation, profit after tax increased 8.4% to S$461 million.

For the nine months ended 31 December 2002, with the impact of higher depreciation charge, interest expense and goodwill amortisation, the Group's profit after tax declined 25% to S$1.09 billion.

SECTION I : GROUP

GROUP OPERATING REVENUE

By Products And Services	Quarter 31 Dec 2002 SingTel S$ m	Quarter 31 Dec 2002 Optus S$ m	Quarter 31 Dec 2002 Group S$ m	Quarter 31 Dec 2001 Group S$ m	YOY Chge %	Nine Months 31 Dec 2002 Group S$ m	Nine Months 31 Dec 2001 Group S$ m	YOY Chge %
Mobile communications	231	675	906	795	14.0	2,606	1,235	111.0
National telephone	140	364	504	416	21.2	1,426	725	96.7
Public data and private network	288	185	473	473	0.1	1,430	1,093	30.9
International telephone	206	.59	265	338	-21.7	885	920	-3.8
IT and engineering services	157	21	178	123	44.6	436	342	27.7
Sale of equipment	24	80	104	64	61.5	225	130	72.8
Postal services	92	-	92	94	-1.5	264	267	-1.0
Cable television	-	35	35	35	0.9	110	35	217.4
Directory advertising	16	-	16	19	-12.4	52	56	-8.3
Others [(1)]	18	15	33	25	35.1	97	73	32.7
	1,171	1,435	2,606	2,380	9.5	7,530	4,875	54.4
Operating revenue			**2,606**	**2,380**	**9.5**	**7,530**	**4,875**	**54.4**
Proportionate share [(2)]			921	712	29.4	2,595	1,773	46.3
Enlarged revenue			**3,528**	**3,092**	**14.1**	**10,125**	**6,649**	**52.3**

Notes:
(1) Comprises revenue from lease of satellite transponders and miscellaneous income.
(2) Proportionate share of revenue of associated and joint venture companies is based on operating revenue of the associated or joint venture company, multiplied by SingTel's effective ownership interest.

Revenue Mix By Services	Quarter 31 Dec 2002 Mix	Quarter 31 Dec 2001 Mix	Nine Months 31 Dec 2002 Mix	Nine Months 31 Dec 2001 Mix
Mobile communications	35%	33%	35%	25%
National telephone	19%	18%	19%	15%
Public data and private network	18%	20%	19%	22%
International telephone	10%	14%	12%	19%
IT and engineering services	7%	5%	6%	7%
Sale of equipment	4%	3%	3%	3%
Postal services	4%	4%	4%	6%
Cable television	1%	2%	2%	1%
Directory advertising	1%	1%	1%	1%
Others	1%	1%	1%	2%
	100%	100%	100%	100%

The Group's operating revenue for the third quarter was S$2.61 billion, 9.5% and 5.8% higher from the same quarter last year and the preceding quarter respectively. The revenue split between SingTel and Optus was 45% to 55%, compared to 51% to 49% a year ago.

Compared to the last corresponding quarter, the Group recorded double-digit revenue growth in the third quarter from Mobile Communications, National Telephone, IT & Engineering and Sale of Equipment. However, revenue from International Telephone services continued to decline and it now accounts for 10% of Group revenue.

Including the proportionate share of operating revenue from associated and joint venture companies, the Group's consolidated revenue in the third quarter increased 14% to S$3.53 billion compared to the same quarter last year.

SECTION I : GROUP

GROUP OPERATING EXPENSES
(Before Depreciation And Amortisation)

	Quarter					Nine Months		
	31 Dec 2002			31 Dec 2001	YOY	31 Dec 2002	31 Dec 2001	YOY
	SingTel S$ m	Optus S$ m	Group S$ m	Group S$ m	Chge %	Group S$ m	Group S$ m	Chge %
Traffic expenses	138	358	496	466	6.5	1,453	819	77.4
Selling & administrative	147	344	491	469	4.6	1,407	732	92.2
Staff costs	167	171	338	311	8.6	986	665	48.3
Cost of sales	127	180	307	223	37.7	762	403	89.1
Repairs & maintenance	22	32	54	59	-8.9	192	99	94.5
Others	(4)	6	2	(11)	nm	(18)	(28)	-36.8
Total	**596**	**1,091**	**1,687**	**1,517**	**11.2**	**4,783**	**2,690**	**77.8**

	Quarter		Nine Months	
As a percentage of operating revenue	**31 Dec 2002**	**31 Dec 2001**	**31 Dec 2002**	**31 Dec 2001**
Traffic expenses	19%	20%	19%	17%
Selling & administrative	19%	20%	19%	15%
Staff costs	13%	13%	13%	14%
Cost of sales	12%	9%	10%	8%
Repairs & maintenance	2%	2%	3%	2%
Others	*	*	*	*
	65%	**64%**	**64%**	**55%**

** denotes less than 0.5%*

The Group's operating expenses in the third quarter increased 11% to S$1.69 billion, as a result of higher Cost of Sales driven by higher IT & Engineering revenue and Sale of Equipment. Selling expenses also increased due to more intense marketing and promotions during the festive period. As a percentage of operating revenue, operating expenses increased marginally to 65%.

In the nine months ended 31 December 2002, Traffic Expenses was the Group's largest expense item, accounting for 30% of total operating expenses. About 54% of the S$1.45 billion in traffic expenses incurred year to date was for the payment of interconnect costs.

SECTION I : GROUP

GROUP SUMMARY BALANCE SHEETS

	As at		
	31 Dec 2002 S$ m	30 Sep 2002 S$ m	31 Mar 2002 S$ m
Current assets	3,440	3,842	4,994
Non-current assets	29,885	30,201	30,163
Total assets	**33,325**	**34,043**	**35,157**
Current liabilities	3,872	4,167	4,497
Non-current liabilities	14,208	14,903	15,629
Total liabilities	**18,080**	**19,069**	**20,125**
Net assets	**15,245**	**14,974**	**15,032**
Share capital	2,674	2,674	2,674
Reserves	12,172	11,872	11,905
Share capital and reserves	**14,846**	**14,546**	**14,579**
Minority interests	399	428	453
	15,245	**14,974**	**15,032**

At the financial year end, in consultation with the auditors, the Group will carry out impairment reviews of its major assets.

GROUP LIQUIDITY AND GEARING

	As at		
	31 Dec 2002 S$ m	30 Sep 2002 S$ m	31 Mar 2002 S$ m
Gross debt:			
Current debt	648	894	393
Non-current debt	10,288	10,997	11,483
Gross debt as reported in balance sheet	10,936	11,891	11,876
Related net hedging asset balance	(148)	(245)	(285)
	10,788	11,646	11,591
Less : cash and bank balances	(729)	(1,031)	(1,729)
Net debt	**10,059**	**10,615**	**9,862**
Gross debt gearing ratio [1]	***41.4%***	***43.7%***	***43.5%***
Net debt gearing ratio	***39.8%***	***41.5%***	***39.6%***
Funds from operations to net debt ratio [2]	***28.6%***	***25.8%***	***26.0%***

Notes:

(1) Gross debt gearing refers to the ratio of gross debt to gross capitalisation. Gross capitalisation is the aggregate of gross debt, shareholders' funds and minority interests.

(2) Funds from operations to net debt ratio refers to annualised funds from operations (annualised net profit before tax, exceptional items and minority interests plus (a) depreciation and amortisation and (b) dividend receipt from associated and joint venture companies less (a) tax paid (b) compensation income (c) pre-tax contribution from associated and joint venture companies and (d) capitalised interest) to net debt.

SECTION I : GROUP

The Group's net debt as at 31 December 2002 amounted to S$10.0 billion, from S$10.6 billion a quarter ago. With the generation of strong cashflows from operating activities, higher dividend receipts and proceeds from disposal of long term investments, the Group was able to repay S$896 million in bank borrowings. With this debt repayment, the Group net debt gearing reduced to 39.8% from 41.5% a quarter ago.

GROUP CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec 2002 S$ m	30 Sep 2002 S$ m	31 Dec 2001 S$ m	31 Dec 2002 S$ m	31 Dec 2001 S$ m	Chge %
Net cash inflow/(outflow) from operating activities						
Profit before tax	484	613	434	1,532	1,907	-19.6
Non cash items	459	318	438	1,273	310	310.7
Operating cashflow before working capital changes	943	931	872	2,806	2,217	26.6
Changes in operating assets and liabilities	(35)	(188)	213	(61)	(63)	-2.9
	908	743	1,085	2,745	2,154	27.4
Dividends received from associated and jv companies	170	42	6	270	68	294.6
Tax paid	(180)	(230)	(193)	(424)	(458)	-7.4
	899	**555**	**897**	**2,591**	**1,765**	**46.8**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of property, plant and equipment	(378)	(339)	(910)	(1,319)	(1,611)	-18.1
Repayment of loans from/(investment in) associates	30	(795)	(1,118)	(792)	(1,862)	-57.4
Net sale of short term investments	12	39	103	208	2,143	-90.3
Payment for purchase of Optus, net of cash received	-	-	(57)	-	(7,135)	nm
Others *(proceeds on disposal of fixed assets and investments etc)*	203	2	(188)	276	110	151.4
	(134)	**(1,092)**	**(2,170)**	**(1,628)**	**(8,355)**	**-80.5**
Net cash (outflow)/ inflow from financing activities						
Net (decrease)/ increase in borrowings	(896)	128	1,889	(746)	5,086	nm
Net interest paid on borrowings and swaps	(157)	(102)	(103)	(439)	(119)	268.2
Dividends paid	-	(765)	-	(765)	(697)	9.7
Others *(dividend to MI, loans from MI repaid)*	(14)	-	(10)	(14)	(10)	44.4
	(1,067)	**(739)**	**1,777**	**(1,964)**	**4,260**	**nm**
Net increase/ (decrease) in cash and cash equivalents	**(302)**	**(1,276)**	**504**	**(1,000)**	**(2,331)**	**-57.1**
Group cash and cash equivalents at beginning of period	**1,031**	**2,307**	**1,260**	**1,729**	**4,095**	**-57.8**
Group cash and cash equivalents at end of period	**729**	**1,031**	**1,765**	**729**	**1,765**	**-58.7**
Free cash flow [1]	**521**	**217**	**(12)**	**1,272**	**154**	**@**
Capital expenditure (accrual basis)						
SingTel	309	83	698	432	2,392	-81.9
Optus [2]	276	126	299	537	907	-40.8
Group	**585**	**209**	**997**	**969**	**3,299**	**-70.6**

@ denotes more than 500%

Notes:
(1) Free cashflow refers to cashflow from operating activities less cash capex.
(2) Optus capital expenditure for nine months ended Dec 2001 is shown for illustrative purpose only. Optus is consolidated from 1 October 2001 for statutory purpose.

SECTION I : GROUP

Group cash from operating activities for the quarter ended 31 December 2002 amounted to S$899 million, 62% higher than the preceding quarter. This was mainly attributable to higher operating cashflows and the receipt of S$140 million and S$28 million in dividends from Belgacom and Telkomsel, respectively.

The net investing cash outflow amounted to only S$134 million in the current quarter, compared to S$1.09 billion in the preceding quarter and S$2.17 billion for the 31 December 2001 quarter. Cash payment for capital expenditure for the quarter fell sharply by 58% compared to a year ago, with decreases recorded both by Optus and SingTel. Proceeds from disposal of long term investments amounted to S$193 million in the quarter.

Net cash outflow for financing activities was S$1.07 billion attributable to part repayment of bank borrowings.

Please refer to Sections II and III for more information on cashflows.

OTHER MATTER – C2C DEBT COVENANT

C2C, a 59.5% owned subsidiary, has not met the revenue target required under its US$650 million secured financing facility for the quarter ended 31 December 2002. Currently, this event does not, by itself, entitle the banks to review or otherwise terminate such facility because C2C is entitled to address such shortfall within the time period permitted by such facility. C2C intends to consult with the banks on the appropriate course of action.

SINGTEL (EX-OPTUS)

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED 31 DECEMBER 2002

- *Operating revenue impacted by weak domestic economy*
- Acquisition of IPACS in October 2002 contributed S$26 million to IT & Engineering revenue
- Operational EBITDA margin at 50.1 %
- Share of earnings from associates and joint ventures more than doubled to S$198 million
- EBITDA grew by 9.4%

	Quarter		YOY	Nine Months		YOY
	31 Dec	31 Dec	Chge	31 Dec		Chge
	2002	2001		2002	2001	
	S$ m	S$ m	%	S$ m	S$ m	%
Operating revenue	1,171	1,211	-3.3	3,551	3,707	-4.2
Operational EBITDA	587	628	-6.5	1,849	1,970	-6.1
Operational EBITDA margin	*50.1%*	*51.8%*		*52.1%*	*53.1%*	
Share of associates' results	198	82	140.0	753	255	195.0
-ordinary operations	193	82	134.1	518	255	103.1
-exceptional items	5	-	nm	234	-	nm
EBITDA	869	794	9.4	2,855	2,478	15.2
EBIT	518	512	1.3	1,799	1,851	-2.8
Net profit (before goodwill)	438	461	-5.0	1,622	1,670	-2.9
Net profit	274	327	-16.3	1,140	1,486	-23.3

SECTION II : SINGTEL (EX-OPTUS)

SINGTEL (EX-OPTUS)
SUMMARY INCOME STATEMENTS
For The Nine Months Ended 31 December 2002

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 S$ m	31 Dec 2001 S$ m	Chge %	31 Dec 2002 S$ m	31 Dec 2001 S$ m	Chge %
Operating revenue	**1,171**	**1,211**	**-3.3**	**3,551**	**3,707**	**-4.2**
Operating expenses	(596)	(583)	2.3	(1,728)	(1,756)	-1.6
	575	628	-8.5	1,823	1,951	-6.6
Other income	12	(1)	nm	26	19	40.3
Operational EBITDA	**587**	**628**	**-6.5**	**1,849**	**1,970**	**-6.1**
-EBITDA margin	***50.1%***	***51.8%***		***52.1%***	***53.1%***	
Compensation from IDA	84	84	-	253	253	-
Share of results of associated and joint venture companies						
- ordinary operations	193	82	134.1	518	255	103.1
- exceptional items	5	-	nm	234	-	nm
	198	82	140.0	753	255	195.0
EBITDA	**869**	**794**	**9.4**	**2,855**	**2,478**	**15.2**
Depreciation & amortisation (excl goodwill)	(186)	(149)	25.2	(573)	(443)	29.4
Amortisation of goodwill	(165)	(134)	22.6	(482)	(184)	162.2
EBIT	**518**	**512**	**1.3**	**1,799**	**1,851**	**-2.8**
Net finance (expense)/ income	(56)	(38)	47.5	(219)	64	nm
Profit before exceptional items	**462**	**474**	**-2.4**	**1,580**	**1,915**	**-17.5**
Exceptional items	(26)	11	nm	(57)	42	nm
Profit before tax	**436**	**484**	**-9.9**	**1,523**	**1,957**	**-22.2**
Taxation	(182)	(158)	15.0	(418)	(468)	-10.6
Profit after tax	**254**	**326**	**-22.0**	**1,105**	**1,489**	**-25.8**
Minority interests	19	1	@	34	(3)	nm
Profit attributable to shareholders	**274**	**327**	**-16.3**	**1,140**	**1,486**	**-23.3**
Net profit (before goodwill)	**438**	**461**	**-5.0**	**1,622**	**1,670**	**-2.9**

@ denotes more than 500%

SECTION II : SINGTEL (EX-OPTUS)

REVIEW OF SINGTEL (EX-OPTUS) OPERATING PERFORMANCE

Operating revenue fell 3.3% to S$1.17 billion in the third quarter from S$1.21 billion a year ago. International Telephone revenue saw a decline of 20% as competition remained intense. Public Data and Private Network revenue declined by 7.8%. However, IT & Engineering revenue reported a strong growth of 46%. This was partly due to the acquisition of IPACS, a systems integrator which provides the Group with market access to China. The equity interest of 51% in IPACS was acquired in October 2002, which contributed S$26 million for the quarter.

The inclusion of IPACS results which has a lower EBITDA margin of 11% reduced Operational EBITDA margin from 51.8% to 50.1%. Excluding IPACS, Operational EBITDA margin for the quarter would be 51.0%.

Pre-tax profit contributions from associated and joint venture companies increased to S$198 million, accounting for 45% of SingTel's pre-tax profit. For the nine months, the profit contribution included exceptional gains of S$250 million arising from Belgacom's disposal of its shareholdings in two investments. (Please see Section IV for a more detailed discussion on the performance of the Group's associated and joint venture companies).

SingTel's profit after taxation declined by 16% to S$274 million for the current quarter. Taxation expense included a one-off deferred tax adjustment of S$23 million attributable to Belgacom as a result of a change in the corporate tax rate in Belgium from 40.17% to 33.99%.

Excluding goodwill which is mainly due to the Optus acquisition, profit after tax declined by 5% to S$438 million for the quarter. Included in the Group's results for the quarter is a net loss of S$31 million from C2C (Dec 2001 quarter net loss: S$4 million).

OPERATING REVENUE

SINGTEL	Quarter					Nine Months				
	31 Dec		31 Dec			31 Dec				
	2002		2001		YOY	2002		2001		YOY
By Products And Services	S$ m	Mix %	S$ m	Mix %	Chge %	S$ m	Mix %	S$ m	Mix %	Chge %
Public data and private network	288	25	312	26	-7.8	892	25	932	25	-4.3
Mobile communications	231	20	232	19	-0.6	708	20	672	18	5.3
International telephone	206	18	258	21	-20.1	686	19	839	23	-18.2
IT and engineering	157	13	108	9	45.9	386	11	326	9	18.3
National telephone	140	12	148	12	-5.2	431	12	457	12	-5.6
Postal services	92	8	94	8	-1.5	264	7	267	7	-1.0
Sale of equipment	24	2	25	2	-3.3	65	2	91	2	-28.5
Directory advertising	16	1	19	2	-12.4	52	2	56	1	-8.3
Others [1]	18	2	17	1	2.9	66	2	66	2	-0.2
Total	1,171	100	1,211	100	-3.3	3,551	100	3,707	100	-4.2

Note:
1. Comprises revenue from lease of satellite transponders and miscellaneous income.

SECTION II : SINGTEL (EX-OPTUS)

SingTel's operating revenue declined by 3.3% in the third quarter, with International Telephone revenue declining by 20% as a result of lower inpayments, reduction in the international telephone minutes arising from erosion of market share and decline in the overall industry traffic. Operating revenue growth for the second half of the year is not expected to be positive.

Including the S$26 million revenue from IPACS, IT & Engineering revenue rose sharply by 46% to S$157 million. For the current quarter, IT & Engineering revenue overtook National Telephone to be the fourth largest revenue contributor, accounting for 13% of SingTel's operating revenue, from 9% a year ago.

For the nine months ended 31 December 2002, Public Data and Private Network ("PDPN") revenue decreased 4.3% compared to the same period last year. With the continued consolidation of the global bandwidth carriers and consequent pricing pressures on bandwidth, combined with the lack of a significant improvement in economic conditions, data revenue growth is not expected to show a positive turnaround in the fourth quarter and for the full year.

Mobile Communications

SINGTEL	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 S$ m	31 Dec 2001 S$ m	Chge %	31 Dec 2002 S$ m	31 Dec 2001 S$ m	Chge %
Cellular service [1]	206	196	5.0	627	564	11.1
Paging service	10	16	-38.5	33	53	-37.6
Aeronautical and maritime	17	22	-24.2	54	62	-12.3
Less: Intercompany eliminations	(1)	(1)	-	(5)	(6)	-10.3
Total	**231**	**232**	**-0.6**	**708**	**672**	**5.3**

Note:
(1) Cellular revenue excludes revenue earned from international calls, which is classified under "International Telephone" revenue.

Mobile Communications revenue was stable in the third quarter compared to the same quarter last year. The increase in cellular revenue was offset by declines in revenue from paging, and aeronautical and maritime services. Aeronautical and maritime revenue declined by 24% to S$17 million due to the termination of the maritime radio service in April 2002 and the general weakness in the maritime sector with lower demand from shipping companies.

SECTION II : SINGTEL (EX-OPTUS)

Key Drivers - Cellular service	Quarter			Nine Months		YOY
	31 Dec	30 Sep	31 Dec	31 Dec		Chge
	2002	2002	2001	2002	2001	%
Number of Mobile subscribers (000s)						
Prepaid	423	411	357	423	357	18.4
Postpaid	1,133	1,103	1,048	1,133	1,048	8.1
Total	**1,555**	**1,514**	**1,405**	**1,555**	**1,405**	**10.7**
Singapore Mobile Penetration rate	*78%*	*75%*	*69%*	*78%*	*69%*	
MOUs per subscriber per month [1]						
Prepaid [2]	53	52	37	53	38	38.6
Postpaid	302	310	329	307	333	-7.9
Average revenue per subscriber per month [1] **(S$ per month)**						
Prepaid [2]	17	16	11	16	11	52.3
Postpaid	70	72	74	71	76	-5.6
Blended	55	57	53	57	55	3.6
Acquisition cost per subscriber per month [1] **(S$)**	**194**	**151**	**192**	**164**	**165**	**-0.5**
Churn rate per month						
Prepaid [2]	*7.0%*	*6.8%*	*25.8%*	*6.9%*	*10.4%*	
Postpaid	*1.6%*	*1.4%*	*1.8%*	*1.5%*	*1.9%*	
Market share						
Prepaid	*50%*	*52%*	*52%*	*50%*	*52%*	
Postpaid	*47%*	*48%*	*48%*	*47%*	*48%*	
Overall	*48%*	*49%*	*49%*	*48%*	*49%*	

Notes:
(1) Based on average subscribers, calculated as the simple average of opening and closing subscribers. ARPU includes revenue earned from international telephone calls.
(2) The average subscriber base for 2001 used in the computation of these ratios is not comparable with 2002 due to the mass termination of non-active subscribers in 2001.

Cellular revenue for the quarter ended 31 December 2002 rose on the back of a 11% increase in the subscriber base to 1.56 million. ARPU recorded a slight increase from the same quarter last year. The postpaid monthly churn rate was contained at 1.6%.

Mobile data services contributed 13% of cellular revenue in the current quarter compared to 8.8% in the same period last year. This was mostly driven by a year-on-year increase in SMS traffic of slightly over 50%. SingTel has launched an extensive campaign, branded *IDEAS*, to promote the use of data services and applications on a variety of platforms including its mobile networks.

The acquisition cost per cellular subscriber for the quarter increased 1.0% from a year ago but increased 28% this quarter from the preceding quarter, reflecting more active seasonal marketing and promotion activities during the year-end period.

SECTION II : SINGTEL (EX-OPTUS)

Key Drivers - Paging service	Quarter			Nine Months		YOY
	31 Dec 2002	30 Sep 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001	Chge %
Number of paging subscribers (000s)	224	250	354	224	354	-36.8
Paging revenue per subscriber per month (S$)	13.2	13.3	13.6	13.1	13.4	-2.2
Singapore Paging Penetration rate	*7%*	*8%*	*12%*	*7%*	*12%*	
Total market share	*76%*	*75%*	*73%*	*76%*	*73%*	

The number of paging subscribers continued to decrease, although SingTel's market share remained above 75% as at 31 December 2002.

Public Data And Private Network ("PDPN")

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Data services						
International leased circuits	62	112	-45.2	215	342	-37.2
Local leased circuits	94	95	-0.2	288	272	6.0
ISDN	18	17	7.8	50	51	-2.4
ATM	17	13	35.9	48	41	17.5
Frame relay	12	13	-9.4	34	44	-21.7
Others	25	25	-2.8	76	84	-9.0
	228	275	-17.1	711	833	-14.6
Internet related						
SingTel Internet Exchange (STiX)	14	19	-29.0	46	49	-5.7
Narrowband	33	40	-17.6	103	115	-10.9
Broadband [1]	30	13	131.0	76	35	117.5
	76	72	6.0	225	199	12.8
Capacity sales revenue	26	-	nm	83	-	nm
Intercompany eliminations	(42)	(34)	23.2	(127)	(100)	26.9
Total	288	312	-7.8	892	932	-4.3

Key Drivers - Internet related	Quarter			Nine Months		YOY
	31 Dec 2002	30 Sep 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001	Chge %
Number of broadband customers (000s) [2]	129	105	57	129	57	126.3
Singaapore Broadband penetration rate	*6%*	*5%*	*3%*	*6%*	*3%*	
Broadband market share	*56%*	*54%*	*43%*	*56%*	*43%*	
Number of paying Internet dial up customers (000s)	224	232	274	224	274	-18.2

Notes:
(1) SingTel's broadband services comprise SingTel B-access (wholesale service), SingNet Broadband and Magix.
(2) Includes both retail and wholesale broadband subscribers.

SECTION II : SINGTEL (EX-OPTUS)

Public Data and Private Network revenue declined by 7.8% in the current quarter compared to the same quarter last year. The decrease was due largely to a significant decline in international leased circuit revenue even though the number of circuits sold has increased as the industry consolidation continued to cause further bandwidth price erosion.

Revenue from data services fell 17%, caused by a 45% decline in international leased circuit revenue. Compared to the preceding quarter, international leased circuit revenue decreased 15% due to the effect of excess bandwidth supply on prices.

Frame relay revenue was lower due mainly to the cessation of revenue from WorldSource services with effect from December 2001.

Revenue from Internet-related services increased by 6.0% compared to the December 2001 quarter, reflecting healthy demand for broadband Internet services.

In the current quarter, SingNet introduced a new S$19 per month entry-level 512K broadband plan (JetPack). This offered the most affordable high-speed Internet access in the market and was instrumental in SingTel increasing its number of retail broadband customers to 103,000, double that a year ago.

Broadband demand was further boosted by the launch of value added services such as island-wide high speed outdoor wireless surfing, home wireless networking solutions and movies-on-demand.

Capacity sales revenue included the amortised income of capacity sold on the C2C submarine cable network. Capacity sales recorded on operating lease basis for the current quarter amounted to S$26 million.

During the quarter, C2C concluded new sales contracts amounting to US$27 million. The contracts were signed with mainly Asian carriers including the Communications Authority of Thailand.

SECTION II : SINGTEL (EX-OPTUS)

International Telephone

SINGTEL	Quarter		YOY Chge	Nine Months		YOY Chge
	31 Dec 2002 S$ m	31 Dec 2001 S$ m	%	31 Dec 2002 S$ m	31 Dec 2001 S$ m	%
International (incl Malaysia) call revenue	163	203	-19.9	531	634	-16.1
Inpayments and net transit	43	55	-21.1	155	206	-24.5
Total	**206**	**258**	**-20.1**	**686**	**839**	**-18.2**
Key drivers	**Quarter**			**Nine Months**		**YOY Chge**
	31 Dec 2002	**30 Sep 2002**	**31 Dec 2001**	**31 Dec 2002**	**31 Dec 2001**	**%**
International telephone outgoing minutes (m mins)(excl Malaysia)	**227**	**250**	**270**	**751**	**833**	**-9.8**
Average IDD call collection rate - net basis (S$/ min) (excl Malaysia)	**0.530**	**0.558**	**0.512**	**0.544**	**0.563**	**-3.4**
Singapore total outgoing international and transit minutes (m mins) (2)	**676**	**729**	**701**	**2,112**	**1,961**	**7.7**
Market share (2)	***79%***	***83%***	***87%***	***83%***	***87%***	

Notes:

(1) International telephone services include international calling cards, IDD calls and facsimile services into and out of Singapore, other international call services, corporate voice, video and audio conferencing and wholesale voice services. It also includes international telephone revenue earned from calls made from mobile phones.

(2) Market share is computed based on SingTel's total outgoing international (including Malaysia) and transit minutes over the industry minutes as published by IDA.

International Telephone revenue contribution to SingTel continued to decline. The segment now accounts for 18% of SingTel's total revenue for the quarter ended 31 December 2002 from 21% in the same quarter last year. It was ranked third after PDPN and Mobile Communications.

Revenue from International call revenue fell 20% to S$163 million. The volume of international telephone outgoing minutes decreased 16% against the same quarter last year and 9% against the preceding quarter. This was attributable to price competition and lower overall industry traffic due to soft economic conditions.

Lower priced services such as BudgetCall and *v019* accounted for 32% of total traffic for the nine months to December 2002, similar in mix to the same period last year.

Inpayment revenue declined 21% during the quarter, compared to the same quarter last year. This was a result of lower inpayment rates, which fell 18% year on year. Outpayment rates correspondingly fell 12%.

SECTION II : SINGTEL (EX-OPTUS)

National Telephone

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
DEL[2], interconnect, payphone etc	140	148	-5.2	431	457	-5.6
Key Drivers	**Quarter 31 Dec 2002**	**Quarter 30 Sep 2002**	**Quarter 31 Dec 2001**	**Nine Months 31 Dec 2002**	**Nine Months 31 Dec 2001**	**YOY Chge %**
DEL working lines (000s)						
Residential	1,140	1,153	1,147	1,140	1,147	-0.6
Business	637	782	648	637	648	-1.7
Total	**1,777**	**1,935**	**1,795**	**1,777**	**1,795**	**-1.0**
DEL market share	***99.8%***	***99.8%***	***99.9%***	***99.8%***	***99.9%***	
Singapore DEL penetration rate	***46.4%***	***47.0%***	***47.2%***	***46.4%***	***47.2%***	

Notes:
(1) National Telephone revenue comprises revenue derived from national telephone services, settlement of domestic telephone calls originated by competing fixed line and wireless service providers, enhanced telephone services and revenue from payphones.
(2) DEL : Direct exchange line.

National Telephone revenue declined 5.2% or S$8 million year on year to S$140 million for the quarter.

In the nine months ended 31 December 2002, payphone revenue included a S$7 million (YTD-Dec 01: S$12 million) writeback for overprovision of unearned revenue.

SECTION II : SINGTEL (EX-OPTUS)

IT and Engineering Services

SINGTEL	Quarter		YOY Chge %	Nine Months		YOY Chge %
	31 Dec 2002 S$ m	31 Dec 2001 S$ m		31 Dec 2002 S$ m	31 Dec 2001 S$ m	
IT and Engineering Services	157	108	45.9	386	326	18.3

Against a backdrop of generally sluggish demand for IT services, with cutbacks in corporate IT spend, the IT and Engineering segment demonstrated resilience and strength.

In October 2002, SingTel Aeradio (now known as NCS Communications Engineering) was merged with NCS through a transfer of SingTel's holding of its shares in SingTel Aeradio to NCS. The merger provided the enlarged group with a growth platform to offer a seamless, end-to-end suite of IT and communications infrastructure, and to reap the economies of scale and provide a broader suite of services.

The strength of the enlarged NCS and its unique value proposition enabled it to build a strong pipeline of system integration projects, professional support services, and data center hosting contracts to sustain growth. Revenue was also enhanced by the acquisition of IPACS. Without IPACS, year on year revenue growth for the quarter in this segment was still a strong 22%.

Postal Services

SINGTEL	Quarter			Nine Months		
	31 Dec 2002 S$ m	31 Dec 2001 S$ m	YOY Chge %	31 Dec 2002 S$ m	31 Dec 2001 S$ m	YOY Chge %
Postal services	92	94	-1.5	264	267	-1.0
Key Driver	**Quarter**			**Nine Months**		**YOY Chge %**
	31 Dec 2002	**30 Sep 2002**	**31 Dec 2001**	**31 Dec 2002**	**31 Dec 2002**	
Traffic volume ('m)	**218**	**207**	**222**	**630**	**620**	**1.5**

Postal revenue, derived mainly from mail and logistics businesses, remained relatively stable in spite of the weak economic conditions.

SECTION II : SINGTEL (EX-OPTUS)

OPERATING EXPENSES
(Before Depreciation And Amortisation)

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Staff costs	167	181	-7.8	504	535	-5.7
Selling & administrative	147	142	3.5	427	405	5.4
Traffic expenses	138	165	-16.3	445	518	-14.2
Cost of sales	127	89	42.9	293	269	8.9
Repairs & maintenance	22	20	9.6	84	59	42.1
Others [(1)]	(4)	(14)	-68.8	(25)	(31)	-17.4
Total	**596**	**583**	**2.3**	**1,728**	**1,756**	**-1.6**

As a percentage of operating revenue	Quarter 31 Dec 2002	Quarter 31 Dec 2001	Nine Months 31 Dec 2002	Nine Months 31 Dec 2001
Staff costs	14%	15%	14%	14%
Selling & administrative	13%	12%	12%	11%
Traffic expenses	12%	14%	13%	14%
Cost of sales	11%	7%	8%	7%
Repairs & maintenance	2%	2%	2%	2%
Others [(1)]	*	*	*	*
Total	**51%**	**48%**	**49%**	**47%**

** denotes less than 0.5%*

Note:
(1) Others include government grants and recoveries of costs.

Operating expenses (excluding depreciation and amortisation) increased by 2.3% or S$13 million in the current quarter from the same quarter last year. Excluding the operating expenses of IPACS of S$23 million, SingTel's operating expenses would have reduced by 1.7% for the current quarter, and by 2.9% for the nine months ended 31 December 2002, compared to the same periods last year respectively.

Traffic expenses fell with lower international telephone traffic and lower settlement rates.

SECTION II : SINGTEL (EX-OPTUS)

Staff Costs

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Staff costs, gross	170	182	-6.3	516	538	-4.0
Capitalisation	(4)	(1)	260.0	(12)	(3)	310.3
Total, net	**167**	**181**	**-7.8**	**504**	**535**	**-5.7**

Key Drivers	Quarter 31 Dec 2002	Quarter 30 Sep 2002	Quarter 31 Dec 2001	Nine Months 31 Dec 2002	Nine Months 31 Dec 2001	YOY Chge %
SingTel average number of staff	13,324	13,184	13,490	13,235	13,505	-2.0
Revenue per staff (S$'000) [1]	88	90	90	268	274	-2.3
As at end of period:						
Number of staff						
NCS Group						
- NCS Comm Engineering [2]	417	422	446	417	446	-6.5
- IPACS	221	-	-	221	-	nm
-other NCS entities	2,326	2,344	2,370	2,326	2,370	-1.9
	2,964	2,766	2,816	2,964	2,816	5.3
SingPost Group	2,241	2,226	2,236	2,241	2,236	0.2
SingTel and other subsidiary companies	8,092	8,148	8,445	8,092	8,445	-4.2
SingTel (ex-Optus)	13,297	13,140	13,497	13,297	13,497	-1.5
Optus	8,630	8,550	8,366	8,630	8,366	3.2
Total Group	**21,927**	**21,690**	**21,863**	**21,927**	**21,863**	**0.3**

Notes:
(1) Based on average employee numbers.
(2) Formerly known as SingTel Aeradio. It became a subsidiary company under NCS in October 2002. The comparative staff number has been included under NCS group for consistency.

Staff costs decreased in the current quarter from a year ago due to a lower average headcount number and generally lower bonus payouts.

SECTION II : SINGTEL (EX-OPTUS)

Cost of Sales

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Cost of sales						
- IPACS	20	-	nm	20	-	nm
- SingTel and other subsidiaries	107	89	20.2	273	269	1.4
Total	**127**	**89**	**42.9**	**293**	**269**	**8.9**

The increase in Cost of sales was principally driven by higher IT & Engineering revenue.

Traffic Expenses

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Voice outpayments	63	87	-27.7	225	296	-24.1
Postal outpayments	11	11	-	30	31	-2.0
	73	97	-24.7	255	326	-22.0
Interconnect	12	10	19.2	34	26	29.9
Leases [1] & mail conveyance	52	57	-8.7	156	166	-6.0
Total	**138**	**165**	**-16.3**	**445**	**518**	**-14.2**

Note:
(1) Leases comprise backhaul charges, Inmarsat satellite rental, cost of restoring cable breakages and lease circuit charges.

There was a decrease of 16% in Traffic expenses in the current quarter. Voice outpayments, which accounted for nearly half of Traffic expenses, fell by 28% in line with the lower outgoing international telephone traffic.

Outpayment rates declined by 12% in the nine months ended 31December 2002.

Interconnect expenses increased due mainly to payments for use of messaging services across mobile operators.

SECTION II : SINGTEL (EX-OPTUS)

Selling & Administrative Expenses

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Selling & administrative expenses	147	142	3.5	427	405	5.4

The higher Selling expenses in the third quarter was due to higher costs in retention promotions for mobile subscribers.

Repairs & Maintenance

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Repairs & maintenance	22	20	9.6	84	59	42.1

The year to date increase in Repair and Maintenance costs was mainly attributable to higher operational and maintenance costs for submarine cables, including the C2C network which was commissioned only in February 2002.

OTHER INCOME STATEMENT ITEMS

Depreciation And Amortisation

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Depreciation of property, plant and equipment						
- C2C	44	*	nm	139	*	nm
- SingTel and other subsidiary companies	143	149	-4.0	434	444	-2.2
	186	149	25.4	573	444	29.1
Amortisation of goodwill						
- for acquisition of Optus	142	135	5.3	426	180	136.8
- for acquisition of associates	23	(1)	nm	56	4	@
Other amortisation	*	-	nm	*	(1)	nm
Total	**351**	**283**	**24.1**	**1,055**	**627**	**68.4**
Depreciation as a percentage of operating revenue	*16%*	*12%*		*16%*	*12%*	

** denotes less than S$0.5M*
@ denotes more than 500%

SECTION II : SINGTEL (EX-OPTUS)

The higher depreciation expense was due to the depreciation charge on the C2C network which was commissioned in February 2002.

Amortisation of goodwill comprised mainly the goodwill charge for Optus.

The increase of goodwill charge in the third quarter was due to the acquisition of the equity interest in Telkomsel in January 2002.

Net Finance (Expense)/ Income

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Writeback/ (provision) for diminution of short term investments	9	46	-80.4	(42)	(3)	@
Investment income/(loss)[1]	(1)	18	nm	4	14	-71.3
Foreign exchange gain/(loss)	8	(49)	nm	31	42	-25.2
Interest income	5	11	-55.9	17	104	-83.8
Interest expense	(77)	(63)	20.8	(229)	(94)	145.1
Total	**(56)**	**(38)**	**47.5**	**(219)**	**64**	**nm**

@ denotes more than 500%

Note:
(1) Comprise mainly dividend income and realised gains or losses on disposals of short term investments.

For the third quarter, interest expense increased from a year ago as the SingTel bonds in respect of the acquisition of Optus were issued only in November 2001.

Exceptional Items

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Net /(loss)gain on disposal of non-current investments [2]	(61)	3	nm	(56)	34	nm
(Provision)/ reversal for diminution in value of non-current investments [2]	38	8	400.0	(12)	8	nm
Loss on deemed disposal of associated company	(3)	-	nm	(3)	-	nm
Recovery of investment in a joint venture companies previously written off	-	-	-	11	-	nm
Gain on disposals of business units of a subsidiary	-	-	-	3	-	nm
Total	(26)	11	nm	(57)	42	nm

Notes:
(1) Exceptional items are material non-recurring items for which separate disclosure is considered necessary to avoid distortion of reported results of performance.
(2) Non-current investments include associated and joint venture companies and long term investments.

In the third quarter, there was a reclassification of S$45 million for the provision for loss of Virgin Mobile to realised loss on disposal, following the cessation of Virgin Mobile's business in October 2002.

SECTION II : SINGTEL (EX-OPTUS)

Taxation

SINGTEL	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Taxation						
Current and deferred taxes (a)	88	115	-23.4	318	406	-21.7
Tax rebates	-	-	-	-	(63)	nm
Adjustment for reduction in Singapore corporate tax rate for profits made in prior year	-	-	-	(123)	-	nm
	88	115	-23.4	195	343	-43.2
Share of taxes of associated and jv companies (b)	71	43	63.0	200	125	59.9
Share of tax adjustment of Belgacom	23	-	nm	23	-	nm
Total	**182**	**158**	**15.0**	**418**	**468**	**-10.6**
Effective tax rates based on :						
SingTel profits (ex-Optus)	*41.7%*	*32.7%*		*27.4%*	*23.9%*	
SingTel profits (ex-Optus and associates)						
Profit before exceptional items	462	474		1,580	1,915	
Exclude share of associates' profits	(198)	(82)		(753)	(255)	
Exclude amortisation of goodwill	165	134		482	184	
Adjusted pre-tax profits (c)	429	526		1,310	1,844	
Effective tax rate (a)/(c)	*20.5%*	*21.9%*		*24.3%*	*22.0%*	
Share of associates' profits						
Share of results from ordinary operations (d)	193	82		518	255	
Effective tax rate (b)/(d)	*36.6%*	*52.5%*		*38.5%*	*48.9%*	

In the third quarter of this year, SingTel recorded a one-off deferred tax adjustment of S$23 million relating to Belgacom as Belgium reduced its corporate tax rate from 40.17% to 33.99%.

The effective tax rate on the profits of associated and joint venture companies decreased compared to the same period last year due to the inclusion of Telkomsel, whose tax rate was 30%.

SingTel's tax expense for the nine months ended 31 December 2002 included an adjustment of S$123 million arising from the reduction in the Singapore corporate tax rate from 24.5% to 22% announced by the Singapore Government on 3 May 2002.

In the corresponding nine months last year, the tax expense included S$63 million of one-off tax credits arising from off-budget measures introduced by the Singapore Government.

SECTION II : SINGTEL (EX-OPTUS)

SINGTEL CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec	30 Sep	31 Dec	31 Dec		Chge
	2002	2002	2001	2002	2001	%
	S$ m	S$ m	S$ m	S$ m	S$ m	
Net cash inflow/(outflow) from operating activities						
Profit before tax	436	626	484	1,523	1,957	-22.2
Non cash items	142	20	161	331	33	@
Operating cashflow before working capital changes	579	646	645	1,854	1,990	-6.9
Changes in operating assets and liabilities	(68)	(158)	294	(60)	18	nm
	511	488	939	1,794	2,008	-10.7
Dividends received from associated and jv companies	170	42	5	270	68	296.9
Tax paid	(179)	(231)	(193)	(424)	(458)	-7.5
	502	**300**	**752**	**1,640**	**1,618**	**1.4**
Net cash (outflow)/ inflow from investing activities						
Payment for purchases of fixed assets	(130)	(189)	(584)	(686)	(1,285)	-46.6
Repayment of loans from/(investment in) associates	30	(793)	(1,163)	(791)	(1,849)	-57.2
Net sale of short term investments	12	39	103	208	2,143	-90.3
Loan to Optus	(800)	-	-	(800)	-	nm
Payment for purchase of Optus	-	-	(118)	-	(7,197)	nm
Others *(proceeds on disposal of non-current investments etc)*	205	(1)	(88)	276	153	80.2
	(684)	**(944)**	**(1,850)**	**(1,793)**	**(8,035)**	**-77.7**
Net cash (outflow)/ inflow from financing activities						
Net increase in borrowings	-	178	1,614	217	4,811	-95.5
Net interest paid on borrowings and swaps	(85)	(45)	(37)	(237)	(53)	347.9
Dividends paid	-	(765)	-	(765)	(697)	9.7
Others *(dividend to MI, loans from MI repaid)*	(15)	-	-	(15)	-	nm
	(100)	**(632)**	**1,577**	**(800)**	**4,060**	**nm**
Net (decrease)/ increase in cash and cash equivalents	**(282)**	**(1,276)**	**478**	**(953)**	**(2,357)**	**-59.6**
Cash and cash equivalents at beginning of period	**981**	**2,257**	**1,260**	**1,652**	**4,095**	**-59.7**
Cash and cash equivalents at end of period	**699**	**981**	**1,739**	**699**	**1,739**	**-59.8**
Free cash flow [1]	**372**	**111**	**168**	**954**	**333**	**186.4**
Capital expenditure - accrual basis	**309**	**83**	**698**	**432**	**2,392**	**-81.9**

@ denotes more than 500%

Note:
(1) *Free cashflow refers to cashflow from operating activities less cash capex.*

SECTION II : SINGTEL (EX-OPTUS)

SingTel's operating cashflow for the quarter ended 31 December 2002 was S$502 million, 67% higher than the preceding quarter ended 30 September 2002. The cashflows were boosted by dividends received from Belgacom and Telkomsel amounting to S$140 million and S$28 million respectively in the current quarter. In the December 2001 quarter, the operating cashflows was impacted by the receipt of cash sales from C2C customers.

Investing net cash outflows for the current quarter amounted to S$684 million. An intercompany loan of S$800 million was made to Optus as part of the Group's plans to reduce external debt. Proceeds from long term investments amounted to S$193 million in the quarter.

Cash purchases of property, plant and equipment was S$130 million for the quarter, 78% lower than a year ago. Capital expenditure on an accrual basis amounted to S$309 million, 56% lower than the same quarter last year as the C2C network was substantially completed in February 2002.

Net cash outflow for financing activities was S$100 million, mainly for the payment of interest on borrowings. In the December 2001 quarter, S$1.61 billion was received in respect of borrowings to fund the acquisition of Optus.

The net decrease in cash and cash equivalents for the quarter was S$282 million, resulting in a cash balance of S$699 million as at 31 December 2002.

SINGTEL OPTUS PTY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS OF UNAUDITED RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED 31 DECEMBER 2002

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED 31 DECEMBER 2002

- Operating revenue up 16%
- Operational EBITDA up 44%; margins improved
- EBIT positive at A$104 million
- First quarterly profit after tax of A$22 million; first quarterly Consumer & Multimedia divisional EBITDA profit of A$14 million
- Positive cashflow of A$102 million for the nine months; cashflow for FY2003 now expected to be positive, a year earlier than previously indicated

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Operating revenue	1,454	1,251	16.2	4,056	3,569	13.6
Operational EBITDA	358	249	43.8	960	684	40.3
Operational EBITDA margin	*24.6%*	*19.9%*		*23.7%*	*19.2%*	
EBIT	104	6	@	232	(67)	nm
Net profit/ (loss) after tax	22	(39)	nm	(54)	(327)	-83.6
Cash flow before borrowings	64	(329)	nm	102	(1,312)	nm

@ denotes more than 500%

SECTION III : OPTUS

OPTUS SUMMARY INCOME STATEMENTS – Singapore GAAP
For The Nine Months Ended 31 December 2002

	31 Dec 2002 A$ m	31 Dec 2001 A$ m	YOY Chge %	31 Dec 2002 S$ m	31 Dec 2002 A$ m	31 Dec 2001 [1] A$ m	YOY Chge %
Operating revenue	**1,454**	**1,251**	**16.2**	**3,979**	**4,056**	**3,569**	**13.6**
Operating expenses	(1,106)	(1,001)	10.5	(3,056)	(3,114)	(2,885)	8.0
	349	251	39.1	924	942	685	37.5
Other income /(expense)	10	(2)	nm	18	18	(1)	nm
Operational EBITDA	**358**	**249**	**43.8**	**942**	**960**	**684**	**40.3**
- EBITDA margin	***24.6%***	***19.9%***		***23.7%***	***23.7%***	***19.2%***	
Share of results of joint ventures	10	(15)	nm	4	5	(76)	nm
EBITDA	**369**	**234**	**57.2**	**947**	**965**	**608**	**58.8**
Depreciation & amortisation (excl goodwill)	(264)	(228)	15.7	(717)	(730)	(672)	8.7
Amortisation of goodwill	(1)	(1)	-36.4	(2)	(2)	(2)	-20.8
EBIT	**104**	**6**	**@**	**228**	**232**	**(67)**	**nm**
Net finance expense	(57)	(59)	-3.6	(175)	(179)	(170)	5.2
Profit /(loss) before exceptional items	**47**	**(53)**	**nm**	**53**	**53**	**(237)**	**nm**
Exceptional items	-	*	nm	(44)	(45)	(81)	-44.0
Profit /(loss) before tax	**47**	**(53)**	**nm**	**9**	**8**	**(318)**	**nm**
Taxation	(25)	14	nm	(61)	(62)	(9)	@
Profit /(loss) after tax	**22**	**(39)**	**nm**	**(52)**	**(54)**	**(327)**	**-83.6**

** denotes less than A$0.5 million*
@ denotes more than 500%

Notes:
(1) On a statutory basis, the financial results of Optus are consolidated from 1 October 2001. The pre-acquisition results from 1 April 2001 to 30 September 2001 are included in the YTD-December 2001 financials for illustrative purpose. The figures are based on Sing GAAP.
(2) Certain comparatives had been reclassified to be consistent with current period's presentation.

SECTION III : OPTUS

REVIEW OF OPTUS OPERATING PERFORMANCE

Optus reported another strong set of results in terms of top line growth, profitability and cashflow, and is continuing the strong performance established in the first half. As a result, the company achieved an important milestone, with an A$22 million profit after tax for the third quarter.

The strategic highlight was winning approval for a more flexible and lower cost TV content deal in the Consumer division. The division can now offer a wider range of programming, whilst dramatically reducing programme costs per customer.

Operating trends were strong in all divisions, and revenue growth accelerated to 16%.

Optus realised the benefits of a stronger focus on cost management, with operational EBITDA margins expanding for a third successive quarter to 24.6%. The combination of these two factors resulted in 44% growth in operational EBITDA. Because of strict capital spending disciplines, depreciation and amortisation is tracking at around 18% of operating revenue, and EBIT margins are improving rapidly.

In the first nine months, Optus generated a net cash surplus. Operating cash before interest more than doubled to A$968 million. Cash capital expenditure decreased by 51% to A$645 million. This reflects strict control of capital expenditure, which for the nine months was 16% of revenues compared to 37% for the same period last year. After interest payments, Optus generated positive cashflow of A$102 million, an improvement of A$1.41 billion over the same period last year.

This stronger cashflow performance means that Optus is now anticipated to be cashflow positive for the year ended March 2003, twelve months earlier than previous guidance.

OPERATING REVENUE

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Operating revenue by division:						
Mobile	776	657	18.1	2,125	1,795	18.4
Optus business	244	205	18.8	704	611	15.2
Optus wholesale	108	133	-18.8	333	449	-25.7
Consumer and multimedia	340	272	24.8	932	763	22.1
Less inter-divisional revenue (1)	(13)	(16)	-17.4	(39)	(48)	-19.6
Total	**1,454**	**1,251**	**16.2**	**4,056**	**3,569**	**13.6**

Note:
(1) Inter-divisional revenue represents mobile termination revenue for fixed to mobile calls originating with Consumer and Multimedia, and Optus Business, preselected customers.

Optus reported double digit revenue growth for the third successive quarter, with all retail divisions exhibiting continued revenue growth of more than 10%. The Wholesale decline, albeit at a slightly reduced level from the half year, reflected continued consolidation in the reseller and international markets.

With overall 14% revenue growth for the nine months, Optus continued to gain overall market share.

SECTION III : OPTUS

OPTUS MOBILE DIVISION

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Mobile communications revenue [1]	776	657	18.1	2,125	1,795	18.4
Operational EBITDA [2]	276	207	33.4	774	571	35.4
- EBITDA margin	*36%*	*31%*		*36%*	*32%*	

Key Drivers	Quarter 31 Dec 2002	Quarter 30 Sep 2002	Quarter 31 Dec 2001	Nine Months 31 Dec 2002	Nine Months 31 Dec 2001	YOY Chge %
Number of mobile subscribers (000s)						
Prepaid	1,663	1,480	1,214	1,663	1,214	37.0
Postpaid	2,875	2,862	2,822	2,875	2,822	1.9
Total	4,537	4,341	4,035	4,537	4,035	12.4
Mobile Penetration rate [3]	*68%*	*64%*	*62%*	*68%*	*62%*	
MOUs per subscriber per month [4]						
Prepaid	47	38	27	39	29	33.9
Postpaid	125	124	112	122	116	5.5
ARPU per month (A$) [4]						
Prepaid	23	18	21	20	19	5.2
Postpaid	68	66	64	66	62	5.8
Market (000s) [5]	13,414	12,718	12,044	13,414	12,044	11.4
Market share - total [5]	*34%*	*34%*	*34%*	*34%*	*34%*	
Churn rate per month- retail postpaid	*1.7%*	*1.6%*	*2.1%*	*1.7%*	*1.5%*	
% GSM users through wholesale	*18%*	*18%*	*17%*	*18%*	*17%*	

Notes:
(1) Including equipment, international outgoing and international incoming revenue.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Penetration is measured as total market mobile users divided by Australia's total population.
(4) Based on average customers, calculated as the simple average of opening and closing customers. ARPU excludes equipment revenue.
(5) Market size and market share figures are Optus estimates.

The Mobile division continued to deliver profitable growth, with margins increasing to 36%, up from 31% for the same quarter last year. Costs were tightly managed, but not at the expense of customer satisfaction. Acquisition and retention costs per subscriber were down 15% compared to the same quarter last year, while churn remained under control at 1.7%.

Revenue growth, at 18% for the quarter, remained strong. Customer numbers rose 12% from a year ago to 4.5 million reflecting strong Christmas sales. Post-paid ARPU increased by 6%, partly driven by an 11% increase in minutes of use.

SECTION III : OPTUS

ARPU also benefited from a 58% increase in SMS volumes for the quarter. Mobile data services now contribute 10% of total divisional revenue.

Optus continues to make good progress in business mobile with revenue growing at around twice the rate of total retail GSM revenue, compared to the preceding quarter.

Future data revenue streams showed encouraging trends with an increase in revenue from both GPRS and Optus' Gateway product.

Mobile cash capital expenditure for the nine months was A$191 million, 30% of the Optus total, down 48% from A$369 million from the same period last year.

SECTION III : OPTUS

OPTUS BUSINESS & WHOLESALE DIVISIONS

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002	31 Dec 2001	Chge	31 Dec 2002	31 Dec 2001	Chge
	A$ m	A$ m	%	A$ m	A$ m	%
Business revenue						
Voice	101	78	29.4	298	240	24.1
Data and IP	82	67	22.8	239	205	16.4
Satellite	39	42	-6.9	117	116	0.4
Professional services & other	21	18	17.3	51	50	2.2
	244	**205**	**18.8**	**704**	**611**	**15.2**
Wholesale revenue						
Voice	62	90	-30.7	207	280	-26.0
Data and IP	38	44	-12.6	117	167	-30.2
Other	8	(0)	nm	9	1	@
	108	**133**	**-18.8**	**333**	**449**	**-25.7**
Total revenue	**352**	**338**	**4.1**	**1,038**	**1,060**	**-2.1**
Operational EBITDA (2)	**69**	**76**	**-9.2**	**209**	**228**	**-8.1**
- EBITDA margin	*20%*	*22%*		*20%*	*21%*	

Key Drivers	Quarter			Nine Months		YOY
	31 Dec 2002	30 Sep 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001	Chge %
Business voice minutes (m min)	1,069	1,092	849	3,164	2,445	29.4
Wholesale voice minutes (m min)	851	894	847	2,506	2,462	1.8
As at end of period:						
64k equivalent lines (000s) (3)	505	493	393	505	393	28.5
Buildings connected (4)	8,694	7,724	6,027	8,694	6,027	44.3

** denotes less than A$500,000*

Notes:
(1) This data incorporates the Optus Business and Optus Wholesale divisions.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) 64k equivalent lines comprises all directly connected voice lines in use, plus the in use portion of directly connected data services, translated to the equivalent number of 64k lines (e.g., a 2 mbs datalink is equivalent to 31 x 64k equivalent lines), but excluding all wholesale lines greater than 128mbs.
(4) Directly connected buildings include all connections via all access media - fibre, DSL, LMDS, fixed wireless, satellite and leases.

Optus' focus on the corporate market is also succeeding in the Business division that recorded 19% growth compared to the same quarter last year, and positive sequential trends.

The division continues to acquire and retain major customers and to increase the penetration of SingTel's regional products in Australia. This is reflected in the 23% growth in data & IP and 29% growth in voice revenues for the quarter.

Optus expects to launch the C1 satellite, and record launch revenue for the Defence payload, in the first quarter of the 2004 fiscal year. This date is subject to final discussions with Arianespace.

SECTION III : OPTUS

As in previous quarters, the Wholesale division continued to experience oversupply of capacity and consequent downward pressure on prices. There has been limited consolidation among resellers, collaboration between infrastructure owners and resellers, and collapse of key wholesale customers in the current quarter. Further gradual consolidation is anticipated. The division's revenue declines continue to be consistent with these market conditions.

This impacted EBITDA margins for Optus Business & Wholesale, which were slightly lower at 20% for the quarter.

The two divisions recorded cash capital expenditure for the nine months of A$302 million, 47% of the Optus total, down 42% from A$518 million from the same period last year.

SECTION III : OPTUS

OPTUS CONSUMER AND MULTIMEDIA DIVISION

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
HFC voice revenue	106	95	12.1	295	255	15.9
Cable revenue [1]	53	49	6.9	159	136	17.0
HFC	**159**	**144**	**10.3**	**454**	**390**	**16.3**
Narrowband Internet revenue	23	18	27.9	64	49	30.0
Other voice revenue (off network)	157	110	43.4	414	323	28.0
Total revenue	**340**	**272**	**24.8**	**932**	**763**	**22.1**
Operational EBITDA [2]	**14**	**(33)**	nm	**(23)**	**(115)**	**79.9**
- EBITDA margin	*4%*	*-12%*		*-2%*	*-15%*	

Key Drivers	Quarter			Nine Months		YOY
	31 Dec 2002	30 Sep 2002	31 Dec 2001	31 Dec 2002	31 Dec 2001	Chge %
HFC ARPU per month (A$)	90	87	87	87	82	6.3
As at end of period (000s):						
Multiple product customers [3]	244	250	244	244	244	0.0
Single product customers	345	334	315	345	315	9.7
Total HFC customers	**590**	**584**	**559**	**590**	**559**	**5.5**
Multiple product customers relative to total ratio	***41%***	***43%***	***44%***	***41%***	***44%***	
HFC penetration [4]	***27%***	***27%***	***25%***	***27%***	***25%***	
Dial-up Internet customers (000s)	**464**	**433**	**359**	**464**	**359**	**29.2**

Notes:
(1) Including cable TV, cable interactive TV and broadband HFC internet.
(2) In calculating divisional EBITDA, shared costs have been allocated using cost allocation methodologies.
(3) Multiple product customers are those which take local telephony and cable television and/or cable modem.
(4) Based on 2.2 million homes passed.

The Consumer division continued to record strong and sustainable gains in operational performance – becoming EBITDA positive for the first time - and clinched a breakthrough deal to transform its future.

The significant milestone of becoming EBITDA positive (A$14 million) for the quarter reflected a continued focus on high value customers.

SECTION III : OPTUS

Revenues grew strongly at 25%, despite a 58% reduction in capital expenditure to A$111 million for the nine months. Broadband HFC ARPU increased by 4% to A$90 per month and off network revenue increased by 43%.

The broadband ARPU increase was the result of the significant changes made to bundled offerings in the preceding quarter, which also continued to result in lower customer growth.

The bundled offering changes reduced the proportion of multiple product customers, as lower value cable TV and telephony customers churned away, as expected. Other churn rates remained stable. Taking into account Optus' dial-up Internet product delivered over the broadband HFC network, the proportion of multiple product customers is higher than stated above.

Cable modem customers increased by 69% to 85,000.

Dial-up Internet customers increased by 29% to 464,000. Including its cable modem customers, Optus has become the second largest, and fastest growing, residential Internet service provider in Australia.

These results were achieved before the full impact of the new cable TV deal approved in November 2002. The division is now sourcing most of its cable TV programming from Foxtel, offering customers a wider range of movies and sport. Consumer and Multimedia has in effect reduced its costs and its net minimum subscriber guarantee commitments.

The division can now focus its marketing efforts on telephony and Internet - competing more aggressively in these areas - without the overheads of producing TV content.

SECTION III : OPTUS

OPTUS OPERATING EXPENSES
(Before Depreciation and Amortisation)

	Quarter			Nine Months		
	31 Dec	31 Dec	YOY	31 Dec		YOY
	2002 A$ m	2001 A$ m	Chge %	2002 A$ m	2001 A$ m	Chge %
Traffic expenses	362	322	12.5	1,028	895	14.8
Selling & administrative	349	351	-0.5	1,000	1,035	-3.5
Staff costs	196	186	5.5	561	578	-3.0
Cost of sales	182	143	27.1	478	359	33.3
Capitalisation of costs [2]	(23)	(47)	-51.8	(70)	(118)	-40.2
Repair & maintenance and others	39	45	-14.3	118	135	-12.3
Total	**1,106**	**1,001**	**10.5**	**3,114**	**2,885**	**8.0**
As a percentage of operating revenue:						
Traffic expenses	25%	26%		25%	25%	
Selling & administrative	24%	28%		25%	29%	
Staff costs	13%	15%		14%	16%	
Cost of sales	13%	11%		12%	10%	
Capitalisation of costs [2]	-2%	-4%		-2%	-3%	
Repair & maintenance	3%	4%		3%	4%	
	76%	80%		77%	81%	

	Quarter			Nine Months		YOY
	31 Dec	30 Sep	31 Dec	31 Dec		Chge
	2002	2002	2001	2002	2001	%
Staff statistics						
Number of employees, at end of period	8,630	8,550	8,366	8,630	8,366	3.2
Average number of employees	8,590	8,412	8,699	8,457	8,420	0.4
Revenue per employee (A$'000) [1]	169	158	144	480	424	13.2

Notes:
(1) Based on average employee numbers.
(2) The bulk of the capitalisation relates to staff cost.

Optus has increased its margins and reduced its capital expenditure significantly, compared to last year, by focusing on costs in all its divisions. Operating costs as a percentage of revenue were four percentage points lower compared to last year.

Growth in traffic costs was broadly in line with revenue growth.

Selling and administrative costs continued to reduce as a percentage of revenue, due primarily to lower subscriber acquisition and retention costs, which in total fell by 4% for the year to date. The December quarter saw an unusually high number of mobile retail postpaid customers re-contracted. Other selling and administrative costs continued to be tightly managed.

SECTION III : OPTUS

The growth in staff costs for the quarter was primarily due to an increased incentive bonus accrual and annual wage increases. Staff costs for the nine months to December 2002 included A$8 million in redundancy costs. Staff numbers increased 3% compared to a year ago, with most of the increase being in Optus' customer service areas. Revenue per employee increased by 17%, compared to the same quarter last year.

The cost of sales increase for the quarter was predominantly driven by higher mobile handset sales. There was no significant benefit to cable TV programme costs from the Foxtel content sharing arrangements in the quarter, as it was only in effect for one month.

Lower capitalisation of costs resulted from Optus' reduced capital expenditure programme.

OTHER INCOME

Other income for the current nine months included a dividend from the OneTel liquidator. This debt was fully provided for last year.

SHARE OF RESULTS OF JOINT VENTURE COMPANIES

	Quarter		YOY	Nine Months		YOY
	31 Dec	31 Dec		31 Dec		
	2002	2001	Chge	2002	2001	Chge
	A$ m	A$ m	%	A$ m	A$ m	%
Southern Cross	10	(7)	nm	6	(41)	nm
Virgin Mobile	-	(8)	nm	(1)	(27)	-96.7
Excite @Home	-	-	-	-	(8)	nm
Total	**10**	**(15)**	**nm**	**5**	**(76)**	**nm**

Southern Cross recognised some one-off revenues in the current quarter, which allowed Optus to record another small profit for the quarter.

Equity accounting for Virgin Mobile was suspended in the June quarter of this year because the carrying amount of the investment was reduced to nil.

SECTION III : OPTUS

OTHER INCOME STATEMENT ITEMS

Depreciation and Amortisation

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Depreciation of property, plant and equipment	254	223	14.0	706	667	6.0
Amortisation of goodwill	1	1	-36.4	2	2	-17.4
Other amortisation	10	5	86.8	24	5	368.6
Total	**264**	**229**	**15.4**	**732**	**674**	**8.6**
Depreciation as a percentage of operating revenue	*18%*	*18%*		*18%*	*19%*	

Depreciation and amortisation continued to decline as a percentage of operating revenue, reflecting capital expenditure restraint and the benefit of the consequential effect of fair value adjustments to assets on acquisition by SingTel.

Net Finance Expense

	Quarter		YOY	Nine Months		YOY
	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Gross interest on borrowings	66	70	-6.0	206	211	-2.4
Interest capitalised	(8)	(10)	-17.5	(22)	(30)	-26.1
	58	60	-4.2	184	181	1.5
Interest income	(1)	(1)	-33.3	(5)	(11)	-56.1
Total	**57**	**59**	**1.0**	**179**	**170**	**5.2**

Net interest expense before capitalisation for the quarter was 6% lower than the same quarter last year reflecting both lower interest rates and lower average borrowings. Lower interest capitalisation reflected reduced expenditure on the projects of long duration that qualify for interest capitalisation.

SECTION III : OPTUS

Exceptional Items

	Quarter		YOY	Nine Months		YOY
	31 Dec	31 Dec		31 Dec		
	2002 A$ m	2001 A$ m	Chge %	2002 A$ m	2001 A$ m	Chge %
Provision for international settlement differences	-	-	-	(45)	-	nm
Loss on liquidation of reseller	-	-	-	-	(59)	nm
Strategic review costs	-	-	-	-	(28)	nm
Others	-	-	-	-	6	nm
Total	-	-	-	(45)	(81)	-44.0

There were no exceptional items for the third quarter.

Taxation

	Quarter		YOY	Nine Months		YOY
	31 Dec	31 Dec		31 Dec		
	2002 A$ m	2001 A$ m	Chge %	2002 A$ m	2001 A$ m	Chge %
Optus' Australian income tax expense	24	(12)	nm	62	11	442.1
Share of joint ventures income tax	1	(3)	nm	-	(3)	nm
Total	25	(14)	nm	62	9	@

@ denotes more than 500%

Optus' tax expense arose from various permanent differences between accounting and taxable income.

The Australian Government substantively enacted the Tax Consolidations legislation on 21 October 2002. Optus has adopted the new regime effective from 1 July 2002. One of its effects will be to allow unutilised tax losses in certain subsidiary companies of Optus to become available for set off against future taxable income.

The adoption of this new regime resulted in the recognition of deferred tax assets relating to these tax losses accruing after 1 July 2002, and a corresponding reduction in tax expense.

The financial effects of the new legislation in respect of periods before 1 July 2002 are being reviewed by Optus and its tax agents and have yet to be reliably quantified, and will be taken up in the fourth quarter of the current financial year.

SECTION III : OPTUS

CASHFLOW AND CAPITAL EXPENDITURE

	Quarter			Nine Months		YOY
	31 Dec 2002 A$ m	30 Sep 2002 A$ m	31 Dec 2001 A$ m	31 Dec 2002 A$ m	31 Dec 2001 A$ m	Chge %
Net cash inflow from operating activities	**390**	**275**	**149**	**968**	**434**	**123.1**
Net cash (outflow) /inflow from investing activities						
Purchases of property, plant and equipment	(247)	(162)	(342)	(645)	(1,313)	-50.9
Purchases of licenses and other intangibles	(2)	3	(54)	(2)	(190)	-98.9
Others	(1)	(2)	(5)	(0)	(26)	-99.6
	(249)	**(160)**	**(402)**	**(647)**	**(1,528)**	**-57.7**
Net cash (outflow) /inflow from financing activities						
Finance lease payments (excluding interest)	(7)	(14)	(16)	(39)	(92)	-58.2
Borrowing from SingTel	815	-	-	815	-	nm
Net (decrease) /increase in borrowings	(893)	(34)	303	(927)	1,147	nm
	(85)	(48)	288	(151)	1,055	nm
Net interest paid on borrowings and swaps (including finance lease interest)	(76)	(66)	(77)	(220)	(219)	0.5
	(162)	**(114)**	**211**	**(370)**	**837**	**nm**
Net change in cash and cash equivalents	**(21)**	**1**	**(41)**	**(49)**	**(257)**	**-81.1**
Cash and cash equivalents at beginning of period	51	50	67	79	279	-71.8
Cash held by controlled entity at date of acquisition	-	-	-	-	5	nm
Cash and cash equivalents at end of period	30	51	26	30	26	14.8
Free cash flow [1]	**143**	**113**	**(193)**	**324**	**(879)**	**nm**
Cash flow before borrowings [2]	**64**	**49**	**(329)**	**102**	**(1,312)**	**nm**
Capital expenditure - accrual basis	**277**	**134**	**317**	**547**	**971**	**-43.7**

Notes:
(1) Free cashflow is defined operating cash less cash purchases of property, plant and equipment.
(2) Cashflow before borrowings is defined as operating cashflows less investing cashflows and interest paid (including finance lease interest).

Operating cashflow for the nine months improved by 123%, continuing the trend of the first two quarters. This trend reflects strong operational EBITDA growth and a focus on working capital management.

Cash capital expenditure continued to be constrained, and fell by 51% for the nine months. The ratio of cash capital expenditure to revenue for the nine months fell to 16%, compared to 37% last year.

SECTION III : OPTUS

Optus' capital expenditure programme is focused on delivering revenue and profit growth. All divisions have controlled their expenditure, with major gains from lower procurement costs.

Cashflow before borrowings was a positive A$102 million for the nine months ended 31 December 2002, compared to a funding requirement of A$1.31 billion for the same period last year. Consequently, there was a net repayment of borrowings of A$151 million. Cashflow remains a key focus for the business.

SEC File No: 82-3622

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

FINANCIAL HIGHLIGHTS
FOR THE QUARTER ENDED 31 DECEMBER 2002

- **Group share of earnings from associates and joint ventures increased 203% year on year**
- **Strong growth in contributions from AIS and Belgacom**
- **Contribution of S$85 million from Telkomsel, consolidated only from January 2002**

	Equity Int %	Quarter 31 Dec 2002 S$ m	Quarter 31 Dec 2001 S$ m	YOY Chge %	Nine Months 31 Dec 2002 S$ m	Nine Months 31 Dec 2001 S$ m	YOY Chge %
Share of ordinary profits/(losses) of :							
Belgacom S.A. (2) (4)	13.5	58	50	15.1	175	160	9.8
AIS (2)	21.6	49	30	63.5	138	99	39.7
Globe Telecom (2) - share of results	29.1	19	15	31.3	72	61	18.1
- share of forex (losses)/gain		(3)	3	nm	(4)	(4)	0.2
Telkomsel	35.0	85	-	nm	195	-	nm
Bharti Telecom / Bharti Tele-Ventures (3)		(8)	(1)	@	(23)	(3)	@
New Century Infocomm ("NCIC") (2)	24.3	(5)	(7)	-30.8	(15)	(8)	104.0
Others		(2)	(9)	-73.9	(20)	(50)	-60.5
		193	**82**	**134.1**	**518**	**255**	**103.1**
Share of exceptional profits/(losses) of :							
Belgacom S.A. - gain on disposals of associated and subsidiary companies		-	-	-	250	-	nm
AIS - network migration costs and others		-	-	-	(11)	-	nm
Globe - impairment charge and others		5	-	nm	(5)	-	nm
		5	**-**	**nm**	**234**	**-**	**nm**
SingTel		**198**	**82**	**140.0**	**753**	**255**	**195.0**
Southern Cross (5)		10	(6)	nm	5	(6)	nm
Virgin Mobile (5)		-	(8)	nm	(1)	(8)	-88.5
Optus		**10**	**(14)**	**nm**	**4**	**(14)**	**nm**
Group		**208**	**69**	**203.4**	**757**	**241**	**213.8**

@ denotes more than 500%

Notes:

(1) The statutory accounts of the associated and joint venture companies are prepared based on local GAAP. Where applicable, the accounting policies of these investments have been restated to ensure consistency with the accounting policies adopted by the Group.

(2) These companies have December financial year ends. SingTel equity accounted for share of results of these companies based on the financials for the nine months ended 30 September 2002. One-off transactions between 30 September 2002 and 31 December 2002 which are material are also accounted by the Group in the current period.

(3) SingTel's interest in Bharti consists of a 26.96% equity interest in Bharti Telecom Ltd and a 15.95% equity interest in Bharti Tele-Ventures Ltd, resulting in effective interest in Bharti Tele-Ventures Ltd of 28.46%.

(4) The effective interest of Belgacom after deducting minority interest is 12.15%.

(5) The share of results of Optus' joint venture companies for nine months ended 31 December 2001 are similar to the quarter ended 31 December 2001 as Optus was consolidated from 1 October 2001 for statutory reporting purpose. See Optus Management Discussion & Analysis for share of joint venture companies' results from 1 April 2001 to 31 December 2001.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

The Group's share of pre-tax earnings from its associated and joint venture companies increased 203% in the current quarter from a year ago to S$208 million, accounting for 43% (QTD Dec 2001: 16%) of the Group's pre-tax profit. The increase was attributable to the contribution of Telkomsel which was only equity accounted for from January 2002 and higher profits from AIS and Belgacom.

For the nine months ended 31 December 2002, the Group recorded a hefty increase of 214% in its share of profits from associated and joint venture companies. Excluding exceptional items, the Group's share of earnings from the ordinary operations of associated and joint venture companies rose 117% to S$523 million.

Belgacom

Belgacom is the leading telecommunications company in Belgium, providing a full range of mobile, local, regional and international telephone services, leased lines and data communications.

Whilst Belgacom's operating revenue for the nine months ended 30 September 2002 was down 3% on a year on year basis, its net profits increased due to higher margins from its data business and lower operating expenses.

On 25 September 2002, Belgacom completed the sale of its investment in BEN Nederland, a mobile communications operator in the Netherlands. The divestment resulted in a EUR 963 million capital gain for Belgacom. SingTel's share of this gain amounted to S$228 million. This, coupled with the gain on disposal of subsidiary, Belgacom France, in the first quarter, resulted in a total exceptional gain of S$250 million for the nine months ended 31 December 2002.

Belgacom distributed an extraordinary dividend of EUR 570 million in December 2002. SingTel's share of this dividend based on its effective equity interest after minority interest amounted to approximately EUR 70 million.

In December 2002, Belgacom recorded a one-off deferred tax adjustment due to a change in Belgium's corporate tax rate. The one-off effect of this has been taken up as share of tax in the Group's results for the current quarter (refer to Section II- Taxation).

Advanced Info Service ("AIS")

AIS is the largest mobile communications operator in Thailand. It is also the third largest listed company on the Stock Exchange of Thailand based on market capitalisation.

AIS' subscriber base doubled from a year ago to 10.7 million as at end December 2002. Despite the keen competitive environment following the entry of new cellular operators, AIS remained the market leader with over 60% market share as at December 2002.

In September 2002, AIS completed the sale of its paging arm, APG.

The net exceptional loss year to date arose from marketing costs incurred in migrating analogue cellular subscribers to its GSM network, a further accelerated depreciation charge on the analogue cellular network due to early shutdown, and an impairment charge on its discontinued paging operation.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Globe Telecom, Inc ("Globe")

Globe is the largest mobile communications services provider in the Philippines in terms of revenue and is listed on the Philippine Stock Exchange.

For the nine months ended 30 September 2002, Globe's operating revenue grew 41% year on year, sustained by strong growth in subscribers and traffic volumes. As at 31 December 2002, Globe had 6.6 million mobile subscribers, an increase of over 40% from a year ago.

On 24 September 2002, Globe announced the operational integration of the Globe and Islacom wireless networks. This will enable the joint use of Islacom's 10Mhz frequency resources by Globe, and allow Globe to save Peso 1.5 billion in capital expenditure and Peso 600 million annually in cash operating expenses.

A portion of the Islacom network will be shut down to avoid duplication, and this resulted in a provision for asset write-off of Peso 2.2 billion. This exceptional loss was mitigated by the recognition of volume rebates by suppliers and various one-off reversals of prior year provisions no longer required. This resulted in an overall negative impact of S$5 million to SingTel.

PT Telekomunikasi Selular ("Telkomsel")

Telkomsel is the leading operator of cellular telecommunications services in Indonesia.

Its subscriber base of 6.0 million customers as at December 2002 was up 85% from 3.25 million a year ago and accounted for about 52% of the Indonesian market. Prepaid "simPATI" subscribers increased from 2.4 million a year ago to 5.1 million as at December 2002.

Bharti Group

The Bharti Group is a leading private sector integrated telecommunication service provider in India. Bharti Tele-Ventures Ltd is a holding company and is listed on the National Stock Exchange, Delhi Stock Exchange and the Stock Exchange, Mumbai. Bharti Tele-Ventures, through its subsidiary companies, provides mobile, fixed-line, national and international long distance telecommunications, VSAT, data, broadband and Internet services and network solutions.

As at 31 December 2002, Bharti is the largest mobile operator in India with approximately 2.8 million mobile subscribers, representing a 27% market share. Bharti offers mobile services in fifteen out of twenty two circles in India. As at 31 December 2002, approximately 93% of India's total number of mobile subscribers resided in Bharti's mobile circles.

Bharti was the first private sector operator to provide fixed-line services in India when it commenced providing services in the Madhya Pradesh and Chattisgarh circles in June 1998. In July 2002, Bharti launched its international long distance services. Currently, Bharti provides fixed line services in five circles, and as at 31 December 2002, it had approximately 317,000 fixed line subscribers.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

PROFORMA INFORMATION

The following tables show unaudited proforma proportionate financial information which had been derived from the Consolidated Income Statements of the SingTel Group prepared on a statutory basis and the proportionate share of operating revenue and EBITDA of its associated and joint venture companies.

Proportionate presentation is not required by Singapore GAAP and is not intended to replace the consolidated financial statements prepared in accordance with Singapore GAAP. However, since associated and joint venture companies in which the Group has an interest are not consolidated on a line by line basis, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with Singapore GAAP.

	Quarter			Nine Months		
	31 Dec 2002	31 Dec 2001	YOY Chge	31 Dec 2002	31 Dec 2001	YOY Chge
Proportionate operating revenue	S$ m	S$ m	%	S$ m	S$ m	%
Group operating revenue	2,606	2,380	9.5	7,530	4,875	54.4
Proportionate share of operating revenue						
Pro-rata Asia	514	319	61.1	1,409	748	88.4
Pro-rata Europe	344	322	7.0	983	902	8.9
Pro-rata Singapore	42	46	-8.7	118	98	20.6
Pro-rata Others	21	25	-16.5	85	25	235.6
Total	3,528	3,092	14.1	10,125	6,649	52.3
Proportionate EBITDA [1]						
Operational EBITDA	941	860	9.4	2,791	2,202	26.7
Compensation from IDA	84	84	-	253	253	-
Proportionate share of EBITDA of associates	412	202	104.4	1,067	575	85.6
Total	1,437	1,146	25.3	4,111	3,030	35.6
EBITDA margin on proportionate revenue	*40.7%*	*37.1%*		*40.6%*	*45.6%*	

Note:

1. Proportionate EBITDA represents the Group's effective interests in the respective entities' EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Group proportionate EBITDA increased by 36% on a year on year basis, boosted by a strong 86% increase in EBITDA contribution from the associated and joint venture companies.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

Proportionate share of mobile subscribers [1]	Total Number		Prorata Number		
	31 Dec 2002	30 Sep 2002	31 Dec 2002	30 Sep 2002	31 Dec 2001
(In 000s)					
SingTel Mobile	1,555	1,514	1,555	1,514	1,404
Optus	4,537	4,341	4,537	4,341	4,035
	6,092	5,855	6,092	5,855	5,439
AIS	10,663	9,752	2,298	2,102	1,120
Globe	6,572	5,960	1,910	1,732	1,320
Telkomsel	6,011	4,996	2,104	1,749	725
Bharti Group	2,775	2,293	723	595	316
Asia	**32,112**	**28,856**	**13,126**	**12,033**	**8,921**
Belgacom [2]	3,590	3,512	436	427	504
Total	**35,702**	**32,368**	**13,563**	**12,460**	**9,425**

Notes:
1. Proportionate share of mobile subscribers represents the number of mobile subscribers of an associated or joint venture company multiplied by SingTel's effective percentage ownership in the venture at the respective dates.
2. Belgacom's subscriber base for December 2001 is not comparable to 2002 as with effect from January 2002, Belgacom does not include inactive subscribers in its total subscriber base.

On a proportionate share basis, SingTel's mobile subscriber base in Asia as at 31 December 2002 increased by 9.1% over the preceding quarter to over 13 million. Compared to a year ago, the increase was 47%.

SECTION IV : ASSOCIATED AND JOINT VENTURE COMPANIES

KEY OPERATIONAL DATA

	Telkomsel	Bharti	AIS	Belgacom	Globe
SingTel's investment:					
Year of initial investment	**2001**	**2000**	**1999**	**1996**	**1993**
Effective shareholding %	35.0%	28.46%	21.55%	12.15%	29.06%
Investment to date *	S$1.93 bil	S$1.13 bil	S$870 mil	S$930 mil	S$468 mil
Closing market share price (1)	NA	INR 22.9	THB 35.75 (5) THB 35.5 (6)	NA	PHP 447.5
Market capitalisation					
-total (S$ bil)	NA	1.54	4.209	NA	2.22
-SingTel holding (S$ bil)	NA	0.438	0.909	NA	0.645
Operational Performance :					
Mobile penetration rate (2)	6%	1%	27%	78%	17%
Market share (2)	52%	27%	61%	53%	43%
Market position (3)	#1	#1	#1	#1	#1
Mobile subs ('000)					
- aggregate	6,011	2,775	10,663	3,590	6,572
- proportionate	2,104	723	2,298	436	1,910
Growth in mobile subs (%) (4)	85%	150%	105%	-13%**	43%

* Inclusive of minority interest

** Belgacom's subscriber base for December 2001 is not comparable to 2002 as with effect from January 2002, it does not include inactive subscribers in its total subscriber base.

Notes:

(1) : Based on closing market price on 31 Dec 2002, in local currency.

(2) : Based on latest data available as at 31 Dec 2002.

(3) : Based on number of cellular subscribers except for Globe, which is based on share of operating revenue.

(4) : Compared against 31 Dec 2001.

(5) : Based on foreign market price.

(6) : Based on local market price.

SECTION V : GLOSSARY

Terms referred to in this Management Discussion & Analysis and commonly used in the telecommunications industry are set out below.

"ARPU"	Average revenue per user.
"ATM"	Asynchronous Transfer Mode, a transfer mode in which voice, data and video signals are organised into cells for transmission.
"Backhaul"	Transmission links connecting frontier stations (submarine cable stations or satellite earth stations) to the domestic network or between frontier stations.
"C2C"	C2C group of companies, of which SingTel has an effective equity interest of 59.5%.
"Churn"	The transfer of a customer's telecommunications service from one provider to another.
"DEL"	Direct exchange lines, which are telephone lines connected directly to a telephone switch.
"EBIT"	Earnings before interest and tax.
"EBITDA"	Earnings before interest, tax, depreciation and amortisation.
"HFC"	Hybrid fibre coaxial cable, a system that has the potential to deliver voice, video and data via fibre optic cable for long haul transmission and via coaxial cable for short haul
"IDA"	Info-Communications Development Authority Of Singapore.
"MMS"	Multimedia messaging service, which allows users to send and receive messages that contain pictures, music clips, voice recording and text to each other with MMS-enabled
"NA"	Not applicable.
"NCS"	National Computer Systems, a SingTel wholly owned subsidiary, and its subsidiary companies.
"NM"	Not meaningful.
"Optus"	SingTel Optus Pty Limited, a SingTel wholly owned subsidiary, and its subsidiary companies.
"PDPN"	Public data and private network.
"QTD"	Quarter-to-date
"SMS"	Short Message Service.
Sing GAAP	Accounting principles generally accepted in Singapore.
SingTel	Unless expressly stated, the term refers to SingTel Group excluding Optus.
YTD	Year-to-date, refers to the financial period from 1 April.

Singapore Telecommunications Ltd And Subsidiary Companies — Appendix 1

BALANCE SHEETS

	As at		
	31 Dec 2002 S$ million	30 Sep 2002 S$ million	31 Dec 2001 S$ million
Current assets			
Cash and cash equivalents	728.6	1,031.0	1,764.5
Short term investments	255.1	264.1	454.5
Trade and other debtors	2,118.4	2,242.7	2,208.1
Inventories	337.9	304.4	352.4
	3,440.0	3,842.2	4,779.5
Non-current assets			
Intangibles	503.7	503.4	536.5
Goodwill on consolidation	10,629.4	10,758.6	10,642.0
Property, plant and equipment (net)	13,013.0	12,868.5	13,663.1
Associated companies	4,735.3	4,815.7	3,577.0
Joint venture companies	278.8	306.7	311.5
Long term investments	336.4	546.1	695.2
Deferred tax asset	332.6	350.2	-
Other non-current assets	55.3	51.8	604.5
	29,884.5	30,201.0	30,029.8
Total assets	33,324.5	34,043.2	34,809.3
Current liabilities			
Trade and other creditors	2,319.7	2,216.7	3,903.8
Provisions	99.9	82.5	73.0
Advanced billings	405.7	484.4	659.5
Current income tax	398.6	488.9	540.5
Borrowings (unsecured)	558.5	790.7	500.7
Borrowings (secured)	89.4	103.4	51.5
	3,871.8	4,166.6	5,729.0
Non-current liabilities			
Borrowings (unsecured)	9,057.6	9,759.0	10,477.8
Borrowings (secured)	1,230.1	1,238.0	218.7
Long term advance billings	1,467.5	1,463.6	1,133.8
Other non-current liabilities	259.6	159.9	55.4
Deferred income tax	681.4	682.2	719.1
Deferred income	1,511.5	1,600.0	1,866.2
	14,207.7	14,902.7	14,471.0
Total liabilities	18,079.5	19,069.3	20,200.0
Net assets	15,245.0	14,973.9	14,609.3
Share capital and reserves			
Share capital	2,673.9	2,673.9	2,673.9
Translation reserve	(17.3)	(40.8)	161.8
Other reserves	12,189.6	11,912.5	11,307.6
Interests of shareholders of the Company	14,846.2	14,545.6	14,143.3
Minority interests	398.8	428.3	466.0
	15,245.0	14,973.9	14,609.3

Singapore Telecommunications Ltd And Subsidiary Companies

Appendix 2

HISTORICAL FINANCIAL SUMMARIES

S$ Million	Quarterly FY 2002/03									Quarter FY 2001/02								Full Year	
	3Q			2Q			1Q			4Q			3Q			2Q	1Q	2001/02	2000/01
	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	Optus	Total	SingTel	SingTel		
Income Statement																			
Operating revenue	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	1,216	1,178	2,394	1,211	1,169	2,380	1,253	1,243	7,269	4,926
Operating expenses (excl. Depreciation)	(596)	(1,091)	(1,687)	(577)	(981)	(1,557)	(555)	(984)	(1,539)	(615)	(949)	(1,564)	(583)	(935)	(1,517)	(595)	(578)	(4,254)	(2,413)
Operating profit	575	344	919	606	299	905	642	281	923	602	228	830	629	234	863	658	665	3,015	2,513
Other income	12	10	22	8	11	19	6	(3)	4	16	9	25	(1)	(2)	(2)	8	11	42	92
Operational EBITDA	587	354	941	614	310	924	648	278	926	618	237	855	628	233	861	666	676	3,057	2,604
Compensation from IDA	84	-	84	84	-	84	84	-	84	84	-	84	84	-	84	84	84	337	337
Share of results of associated & joint venture companies	198	10	208	377	11	388	178	(17)	162	28	(29)	(1)	83	(14)	69	87	86	241	349
EBITDA	869	364	1,233	1,075	321	1,396	911	261	1,172	730	208	938	795	219	1,013	837	846	3,635	3,290
Depreciation & amortisation	(351)	(261)	(612)	(351)	(232)	(583)	(354)	(226)	(579)	(311)	(218)	(529)	(283)	(214)	(497)	(200)	(144)	(1,370)	(572)
Earnings before interest & income tax (EBIT)	518	103	622	723	90	813	558	35	593	419	(10)	409	512	5	517	638	701	2,264	2,718
Net finance (expense)/income	(56)	(56)	(112)	(103)	(59)	(162)	(60)	(60)	(120)	(37)	(54)	(90)	(38)	(55)	(93)	23	79	(81)	260
Profit before exceptional items	462	47	510	620	31	651	498	(25)	473	382	(64)	319	474	(50)	424	660	781	2,183	2,978
Exceptional items	(26)	-	(26)	6	(44)	(38)	(37)	-	(37)	(103)	0	(103)	11	-	11	9	22	(61)	(244)
Profit before tax	436	47	484	626	(13)	613	461	(25)	436	279	(64)	216	484	(50)	434	670	803	2,122	2,734
Taxation	(182)	(25)	(207)	(178)	(19)	(198)	(58)	(16)	(74)	(36)	(8)	(44)	(158)	13	(145)	(111)	(199)	(498)	(715)
Profit after taxation	254	22	277	448	(33)	416	403	(41)	361	244	(72)	172	326	(37)	289	559	604	1,624	2,019
Minority interests	19	-	19	(1)	-	(1)	16	-	16	10	-	10	1	-	1	(1)	(3)	7	(13)
Profit attributable to shareholders	274	22	296	448	(33)	415	418	(41)	377	254	(72)	182	327	(37)	290	558	601	1,631	2,006
Group Operating Revenue Composition																			
Mobile communications	231	675	906	239	616	855	238	607	845	231	584	814	232	563	795	220	220	2,050	886
Public data and private network	288	185	473	298	179	477	307	173	480	309	170	479	312	161	473	319	301	1,572	1,065
National telephone	140	364	504	148	316	464	144	315	458	138	269	407	148	268	416	163	147	1,132	588
International telephone	206	59	265	231	63	293	250	76	326	240	76	316	258	81	338	278	304	1,236	1,203
IT and engineering services	157	21	178	117	16	133	112	13	125	152	19	171	108	16	123	118	101	513	480
Postal services	92	-	92	85	-	85	87	-	87	88	-	88	94	-	94	87	86	355	341
Sale of equipment	24	80	104	21	53	74	20	27	47	23	17	41	25	40	64	30	37	171	167
Cable television	-	35	35	-	37	37	-	38	38	-	36	36	-	35	35	-	-	70	-
Directory advertising	16	-	16	19	-	19	17	-	17	21	-	21	19	-	19	19	19	78	107
Miscellaneous (incl. Satellite revenue)	18	15	33	25	1	26	23	15	38	13	7	21	17	7	25	21	28	94	89
	1,171	1,435	2,606	1,183	1,280	2,462	1,197	1,265	2,461	1,216	1,178	2,394	1,211	1,169	2,380	1,253	1,243	7,269	4,926
Group Operating Expenses Composition																			
Traffic expenses	138	358	496	158	318	476	149	333	482	173	286	458	165	301	466	170	183	1,277	669
Selling and administrative	147	344	491	134	317	452	145	319	465	144	338	482	142	328	469	141	122	1,214	592
Depreciation	186	250	437	190	223	412	197	220	417	144	203	347	149	208	356	150	145	998	574
Staff costs	167	171	338	174	150	324	163	161	324	193	136	329	181	130	311	181	173	994	667
Cost of sales	127	180	307	85	159	245	81	130	211	101	146	247	89	134	223	93	88	651	458
Repair and maintenance	22	32	54	35	39	74	27	37	64	30	46	76	20	40	59	19	20	175	84
Others	(4)	6	2	(10)	(3)	(13)	(11)	5	(6)	(27)	(2)	(28)	(14)	3	(11)	(9)	(8)	(56)	(56)
	783	1,341	2,124	767	1,203	1,970	751	1,204	1,956	758	1,153	1,911	731	1,142	1,874	745	723	5,252	2,987
Key Revenue Drivers																			
SingTel:																			
IT Outgoing Mins Total (million) (QTD/YTD)	227			250			274			263			270			282	281	1,095	1,031
IDD Net Ave Collection Rate (S$/ min) (QTD/YTD)	0.53			0.56			0.55			0.60			0.52			0.60	0.59	0.58	0.70
Res Working DEL (000s)	1,140			1,153			1,155			1,159			1,156			1,154	1,153	1,159	1,158
Bus Working DEL (000s)	637			782			784			786			790			793	793	786	787
Total Working DEL (000s)	1,777			1,935			1,940			1,944			1,946			1,947	1,946	1,944	1,944
Total Cellular Subscribers (000s)	1,555			1,514			1,495			1,467			1,404			1,683	1,636	1,467	1,537
Total Cellular ARPU (YTD/QTD) (S$)																			
- Postpaid	70			72			74			73			76			77	78	74	83
- Prepaid	17			16			16			17			11			8	8	11	12
Optus*																			
Mobile Subscribers (000s)		4,537			4,341			4,226			4,160			4,035		3,878	3,733	4,160	3,682
Total Mobile ARPUs (A$) (QTD/YTD)		N/A			N/A			N/A			N/A			52		50	N/A	52	56
- Postpaid		68			66			63			63			N/A		N/A	62	62	65
- Prepaid		23			18			21			23			N/A		N/A	17	20	19
Consumer Broadband Customers (000s)		590			584			580			568			559		544	519	568	500

* Optus' drivers for 1Q 2002 and 2Q 2002 are provided for information only. Optus' financial performance was consolidated only wef 3Q2002.

SEC File No: 82-3622


SEC MAIL
RECEIVED
FEB 14 2003
181
WASH, D.C.
SECTION

SEC File No: 82-3622

MASNET No. 3 OF 07.02.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - RESULTS FOR THE QUARTER ENDED 31 DECEMBER 2002 - SLIDES ON FINANCIAL RESULTS PRESENTATION

Attached are the slides on Singapore Telecommunications Limited's Financial Results Presentation for the three months ended 31 December 2002.



Q3 FY03 slides-FINAL.pc

Submitted by Chan Su Shan (Ms), Company Secretary on 07/02/2003 to the SGX


SingTel

Financial results presentation

Three months ended 31 December 2002

7 February 2003

Forward looking statements - important note

The following presentation contains forward looking statements by the management of Singapore Telecommunications Limited ("SingTel"), relating to financial trends for future periods, compared to the results for previous periods.

Some of the statements contained in this presentation that are not historical facts are statements of future expectations with respect to the financial conditions, results of operations and businesses, and related plans and objectives. Forward looking information is based on management's current views and assumptions including, but not limited to, prevailing economic and market conditions. These statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in the statements as originally made. Such statements are not, and should not be construed as a representation as to future performance of SingTel. In particular, such targets should not be regarded as a forecast or projection of future performance of SingTel. It should be noted that the actual performance of SingTel may vary significantly from such targets.

"$" means Singapore dollars unless otherwise indicated.

SingTel


SingTel

Asia's leading communications company

Lee Hsien Yang

President & Chief Executive Officer

Strong results from international operations

- 3 months to Dec 02 vs 3 months to Dec 01*

Group performance	$461m NPAT pre-goodwill ↑ 8%	Strong earnings contribution from associates $208m
SingTel – cashflow engine	Year to date free cash flow (ex-C2C) $1.2bn	Operational EBITDA margin defended 50%
Optus – challenger focused on returns	Bottom line profit A$22m	Positive net cash flow A$64m
Regional mobile associates – earnings driver	Strong earnings growth** ↑ 202%	Regional mobile customers up ↑ 84%

SingTel

* Unless noted ** Pre-exceptionals and tax

Successful international expansion

- Increasing proportion of revenue and EBITDA outside Singapore

67% of proportionate revenues outside Singapore (Q3 FY02: 60%)


Others
3%
Belgacom
9%
Regional
mobile
14%
Optus
41%
SingTel
33%

54% of proportionate EBITDA outside Singapore (Q3 FY02: 38%)


Belgacom
9%
Others
3%
Regional
Mobile
17%
Optus
25%
SingTel
46%

Figs based on 3 months to Dec 02

* Includes IDA compensation

Group Q3 results: NPAT pre-goodwill up 8%

- Includes impact of $31m C2C loss in Q3 FY03

Statutory results (S$M)	3 months to Dec 02	3 months to Dec 01	Increase/ (Decrease) %
Operating revenue	2,606	2,380	9.5%
Operational EBITDA	941	860	9.4%
Operational EBITDA margin	36%	36%	N/m
EBITDA*	1,233	1,013	22%
Profit after tax & exceptional items			
- before goodwill	461	426	8.4%
- after goodwill	296	290	2.0%

* Operational EBITDA + IDA compensation + share of results of associated & joint venture companies

SingTel (ex-Optus): third quarter results

- Margins impacted by IT Services acquisition

SingTel (ex-Optus) (S$m)	3 months to Dec 02	3 months to Dec 01	Increase/ (Decrease) %	YTD FY03 vs YTD FY02
Operating revenue	1,171	1,211	(3.3%)	(4.2%)
Operating expenses	(596)	(583)	2.3%	(1.6%)
Operational EBITDA*	587	628	(6.5%)	(6.1%)
Operational EBITDA margin	50%	52%	N/m	N/m
Capex (accrual basis)	309	698	(56%)	(82%)
Capex (accrual ex-C2C)	157	149	5%	(41%)

* Includes other income

SingTel (ex-Optus): Q3 revenue trends

- 3 months to Dec 02 vs 3 months to Dec 01

Data	• Domestic lease revenue stable • Broadband customer growth ↑ 127%	PDPN revenues ↓ 8%
Mobile	Postpaid customer growth ↑ 8%	Cellular revenue growth ↑ 5%
International telephone	Declining proportion of revenues 18%	International revenues ↓ 20%
IT & Engineering services	• Expansion in China • Fourth largest revenue stream	IT revenues ↑ 46%

SingTel (ex-Optus): cost controls defend margins

- Strong free cash flow generation

Operational EBITDA margin (excluding IT acquisition) 51%

Opex excluding IT acquisition	↓ 2%
Total opex	↑ 2%
Traffic expenses	↓ 16%
Staff costs	↓ 8%

SingTel ex-Optus – unlevered free cash flow ex C2C: $1.2bn

FY03 ($m)	Q3	YTD
Cash from operations	511	1,794
Dividends	170	270
Tax	(179)	(424)
Op. cash before interest	502	1,640
Cash capex (ex C2C)	(92)	(286)
C2C cash capex	(38)	(400)
Unlevered free cashflow*	372	954

* Before interest, dividends and investments - includes impact of C2C

SingTel

Optus: in the black

➢ Strong revenue growth and disciplined cost management

- Q3 net profit after tax — $22m
- Strong double digit revenue growth — 16%
- Improved operational EBITDA margin — 25%


44% growth in
Operational EBITDA
Operational EBITDA (A$m)
249
358
Q3 FY02
Q4 FY02
Q1 FY03
Q2 FY03
Q3 FY03

Optus: cashflow surplus for FY03

- 12 months ahead of previous guidance

Capex: revenue ratio continues to track below 20%


29%
17%
12 months to Mar 02*
3 months to Dec 02

Strong cashflow performance

FY03 (A$m)	Q3	YTD
Operating cash	390	968
Capex (cash basis)	(247)	(645)
Unlevered FCF	143	324
Interest/other	(79)	(222)
Net cash flow	64	102

* FY02 revenues restated on basis consistent with FY03



Optus: continues to win market share

- Q3 NPAT turnaround: A$61m

Statutory results (A$M)	3 months to Dec 2002	3 months to Dec 2001	% Increase (Decrease	YTD FY03 vs YTD FY02
Operating revenue	1,454	1,251	16%	14%
Operational EBITDA	358	249	44%	40%
Operational EBITDA margin	24.6%	19.9%	N/m	N/m
JVs	10	(15)	N/m	N/m
EBITDA	369	234	57%	59%
EBIT	104	6	N/m	N/m
Net profit (loss) after tax & exceptional items	22	(39)	$61m	84%

Optus Mobile: delivering profitable growth

➤ EBITDA margin remains strong at 36%


Strong revenue growth
18%
A$776m
Optus Mobile revenue
3 months to Dec 01
3 months to Dec 02

Customers up to 4.5m — 12%

Postpaid ARPU — 6%

SMS volumes up — 58%

SingTel

'yes' OPTUS

Optus Business and Wholesale

- Corporate momentum maintained

Focus on corporate market succeeding


19%
A$244m
Optus Business revenue
3 months to Dec 01
3 months to Dec 02

Corporate data & IP grows


23%

Corporate voice grows


29%

Wholesale revenues decline in difficult market


19%


SingTel


'yes' OPTUS

Optus Consumer: strong and sustainable gains

➢ Operational EBITDA positive A$14m

Focus on high value customers delivers results

Strong revenue growth — 25% (up)

Capex down to A$29m — 57% (down)

550,000 internet customers — #2 ISP*

TV deal transforms outlook

- Wider range of programming
- Lower and more flexible costs
- Focus: telephony & internet - bundled with TV





*As at Jan 31 - based on ACNielsen residential market share estimates

Optus: sustainable cost reductions

Operating cost efficiencies

Revenue per employee up — 17%

Mobile subscriber acquisition costs down* — 15%

IT savings

IT opex and capex halved as % of revenue** — 6%

FY03 capex focus: growth and profitability

New base stations planned in FY03 — 350

* per subscriber **YTD basis

Strong performance by associates & JVs

➢ Growth in profits and dividends

Associates profits up 204%

($m)	3 mths to Dec 02	Increase %
Belgacom	58	15%
Telkomsel	85	N/m
AIS	49	64%
Globe*	16	(11%)
Others	(5)	N/m
Ordinary contr.	203	198%
Exceptionals	5	N/m
Total	208	203%

Strong dividend growth $270m year to date



Dividends received (S$m)
43m
67m
100m
170m
FY 01
FY02
H1 FY03
Q3 FY03
Belgacom
AIS & others
Telkomsel

SingTel

* Inclusive of share of foreign exchange losses

Group aggregate mobile base: 32 million

- Earnings from regional mobile associates triple to $142m*

Rapid growth in total base driven by regional mobile associates


Aggregate mobile subscribers (m)
+64%
20m
32m
Telkomsel +85%
Optus +12%
Bharti +150%
AIS +105%
Globe +43%
SingTel +11%
Dec 01
Dec 02

Average EBITDA margin of regional mobile associates now 50%*


Average EBITDA margin
37%
50%
3 months to Dec 01
3 months to Dec 02

* Based on AIS/ Bharti/ Globe/ Telkomsel

SingTel

SEC File No: 82-3622

Improving cash flows and strong balance sheet

- Unlevered free cash flow: $520m

Group net debt declines


$560m

Unlevered free cash flow	$m
- SingTel (ex Optus)	372
- Optus	149
- Total	521
Interest payments	(157)
Others*	192
Decrease in net debt	556

Progress towards leverage goals

Net debt	$10bn
Net debt: EBITDA **	2.0 X
Net gearing	40%
EBITDA: net interest cover	9.8 X

* Include monetisation of assets & forex movements

** Annualised basis

Clear benefits of international expansion

Singapore business	Strong cash flow generation
Optus	Now profitable – and on track for cash flow positive in FY03
Regional mobile	Strong earnings growth
Financial strength	Strong balance sheet & cash flows

SingTel

SEC File No: 82-3622


SingTel

Financial results presentation

Three months ended 31 December 2002

7 February 2003